Filed pursuant to General Instruction II.L.
of Form F-10 File No. 333-250113

The information in this preliminary prospectus supplement and the accompanying base shelf prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying base shelf prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated March 8, 2021

US$250,000,000

Common Shares

This prospectus supplement (this “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated November 19, 2020, as amended or supplemented (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) by CAE Inc. (“CAE”, the “Company”, “us”, “we” or “our”) of                     common shares in the capital of the Company (the “Firm Shares”) at a price of US$                 per share (the “Offering Price”).

The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”) under the symbol “CAE”. On March 5, 2021, the last trading day before the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was $38.70 and on the NYSE was US$30.54.

Price: US$         per Firm Share

	Price to the Public(1) (2)	Underwriters’ Commission(3)	Net Proceeds to the Company(4)(5)
Per Firm Share	US$	US$	US$
Total Offering(6)	US$	US$	US$

Notes:

(1)	The Offering Price has been determined by negotiation between CAE and the Lead Underwriters, on their own behalf and on behalf of the other Underwriters.
(2)	The price to the public is payable to the Underwriters in United States dollars and proceeds to CAE will be payable by the Underwriters in United States dollars.
(3)

CAE has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). See “Plan of Distribution”.

(4)

After deducting the Underwriters’ fee, but before deducting the other expenses of the Offering estimated at US$                , assuming the Over-Allotment Option (as defined herein) is not exercised. See “Plan of Distribution”.

(5)

The total net proceeds to the Company of the Offering (after deducting the Underwriters’ fee, before deducting the other expenses of the Offering estimated to be approximately US$                , and assuming that the Over-Allotment Option is not exercised) will be approximately US$                . If the Over-Allotment Option is exercised in full, the total net proceeds to the Company of the Offering (after deducting the Underwriters’ fee, but before deducting the other expenses of the Offering) will be approximately US$                .

(6)

The Company has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part at the sole discretion of the Underwriters at any time until the date that is 30 days following the Closing Date (as defined herein), to purchase up to an                  additional Common Shares at the Offering Price (representing up to 15% of the number of Common Shares sold pursuant to the Offering) (the “Option Shares”, and together with the Firm Shares, the “Offered Shares”) to cover over-allocations, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Company”, before deducting expenses of the Offering, will be US$                , US$                 and US$                , respectively. This Prospectus Supplement also qualifies the grant of the Over-Allotment Option and distribution of any additional Option Shares issuable upon exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. Unless the context otherwise requires, references to Offered Shares include the Common Shares issuable upon exercise of the Over-Allotment Option. See “Plan of Distribution”.

THE SECURITIES OFFERED PURSUANT TO THIS PROSPECTUS SUPPLEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE SHELF PROSPECTUS TO WHICH THIS PROSPECTUS SUPPLEMENT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offering is made by a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (the “MJDS”), to prepare this Prospectus Supplement, and the Shelf Prospectus, in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and they are subject to Canadian independence and United States auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Offered Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or Canada may not be fully described herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the underwriters or experts named herein may be residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and such persons may be located outside the United States.

Goldman Sachs & Co. LLC	TD Securities

RBC Capital Markets	Scotiabank

        , 2021.

An investment in the common shares of the Company (the “Common Shares”) involves risks that should be carefully considered by prospective investors before purchasing Common Shares. The risks outlined in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with any investment in Common Shares. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

The Offering is being made concurrently in Canada under the terms of the Shelf Prospectus and this Prospectus Supplement and in the United States under the terms of the Company’s registration statement on Form F-10 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”).

On March 1, 2021, CAE announced that it entered into a definitive agreement (the “Acquisition Agreement”) with L3Harris Technologies, Inc. ( “L3Harris”) to acquire L3Harris’ Military Training business (the “Acquired Business”) for US$1.05 billion, subject to customary adjustments (the “Acquisition”). The closing of the Acquisition is expected in the second half of calendar year 2021, subject to regulatory approvals and other customary closing conditions. CAE expects to finance the purchase price as well as the costs of the Acquisition out of a combination of: (1) the net proceeds from the Private Placements (as defined herein); (2) the net proceeds from this Offering; and (3) currently available liquidities, including cash on hand and/or advances or drawdowns under one or more of the Company’s Senior Credit Agreements (as defined herein) or other debt financing. The completion of the Offering is not conditional on the closing of the Acquisition, and if the Acquisition were not to close for any reason, the proceeds of the Offering will not be returned to investors but rather will be used for the Company’s general corporate purposes, which may include funding future potential acquisition and growth opportunities. See “Use of Proceeds” and “Risks Relating to the Acquisition”.

The Offering Price is stated in U.S. dollars, but most of the figures included in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein, including the Company’s financial statements, are in Canadian dollars. See “Currency and Exchange Rate Information”.

The Offering is being made concurrently in the United States and in each of the provinces of Canada by Goldman Sachs & Co. LLC, TD Securities Inc., RBC Dominion Securities Inc., Scotia Capital (USA) Inc.            ,             ,             , and             (collectively, the “Underwriters”) pursuant to an underwriting agreement dated as of March         , 2021 among the Company and the Underwriters (the “Underwriting Agreement”).

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued and sold by CAE and delivered to, and accepted by, the Underwriters in accordance with the conditions of the Underwriting Agreement and subject to the approval of certain legal matters on behalf of CAE by Norton Rose Fulbright Canada LLP of Montreal, Québec, the Company’s Canadian counsel, and by Norton Rose Fulbright US LLP of Houston, Texas, the Company’s U.S. counsel, and on behalf of the Underwriters by Stikeman Elliott LLP of Montreal, Québec, the Underwriters’ Canadian counsel and by Paul, Weiss, Rifkind, Wharton & Garrison LLP of New York, New York, the Underwriters’ U.S. counsel. The closing of the Offering is expected to take place on or about March         , 2021, or such later date as the Company and the Underwriters mutually agree in writing (the “Closing Date”). See “Plan of Distribution”.

The Company and the Underwriters have not authorized anyone to provide any information other than that contained or incorporated by reference in this Prospectus Supplement or the accompanying Shelf Prospectus or any relevant free writing prospectus prepared by or on behalf of the Company or to which the Company has referred you. The Company and the Underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. It is important for you to read and consider all information contained in this Prospectus Supplement and the accompanying Shelf Prospectus, including the documents incorporated by reference herein and therein, and any free writing prospectus that the Company has authorized for use in connection with this Offering, in their entirety before making your investment decision.

Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Offered Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The Company has applied to list the Offered Shares (as defined herein) on the TSX and on the NYSE. Listings will be subject to CAE fulfilling all of the listing requirements of the TSX and the NYSE, respectively.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the Company will arrange for the instant deposit of the Offered Shares under the book-based system of registration to be registered to The Depository Trust Company (“DTC”) or its nominee and that the Firm Shares will be deposited with DTC on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer from or through which a beneficial interest in the Offered Shares is purchased. See “Plan of Distribution”.

Unless otherwise indicated, the disclosure contained in this Prospectus Supplement assumes that the Over-Allotment Option has not been exercised.

The Offering Price has been determined by negotiation between CAE and Goldman Sachs & Co. LLC, TD Securities Inc., RBC Dominion Securities Inc. and Scotia Capital (USA) Inc. (collectively, the “Lead Underwriters”), on their own behalf and on behalf of the other Underwriters (as defined herein).

See “Plan of Distribution” for additional information regarding underwriting compensation.

The Offered Shares will generally be qualified investments under the Income Tax Act (Canada). See “Eligibility for Investment”.

Each of the Underwriters, other than Goldman Sachs & Co. LLC, is an affiliate of a financial institution which is a lender to the Company under one or more of the Company’s Senior Credit Agreements (as defined herein). Furthermore, Goldman Sachs & Co. LLC is acting as exclusive financial advisor to the Company in connection with the Acquisition (as defined herein), and RBC Capital Markets, an affiliate of RBC Dominion Securities Inc., acted as advisor for the Company on the Private Placements (as defined herein). Accordingly, under applicable securities laws, the Company may be considered a “connected issuer” of such Underwriters within the meaning of National Instrument 33-105 – Underwriting Conflicts. See “Plan of Distribution - Relationships Between the Underwriters and the Company, and Conflicts of Interest”.

TABLE OF CONTENTS FOR THIS PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS FOR THE SHELF PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is composed of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purpose of the Offering.

Neither we nor the Underwriters have authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein) and any such information should not be relied upon. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus. The Offered Shares are not being offered in any jurisdiction where the offer or sale is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. We do not undertake to update the information contained or incorporated by reference herein or in the accompanying Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus Supplement, the accompanying Shelf Prospectus or any document incorporated by reference herein or therein, and such information is not incorporated by reference herein or therein, and prospective investors should not rely on such information when deciding whether or not to invest in the Offered Shares.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purposes of the Offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the Shelf Prospectus, and reference should be made to the Shelf Prospectus for full particulars thereof.

Copies of the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus may be obtained on request without charge from the Senior Vice President, Public Affairs, Global Communications and Corporate Social Responsibility or the General Counsel, Chief Compliance Officer and Corporate Secretary of CAE at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6, (telephone 514.341.6780). Copies of these documents are also available electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The following documents, which have been filed by the Company with securities commissions or similar regulatory authorities in each of the provinces of Canada, are also specifically incorporated by reference into and form an integral part of the Shelf Prospectus, as supplemented by this Prospectus Supplement:

(a) the annual information form of the Company dated June 10, 2020, for the financial year ended March  31, 2020;

(b) the audited consolidated financial statements of the Company as at and for the financial years ended March 31, 2020 and 2019, together with the report of the independent registered public accounting firm thereon and the notes thereto, except that the footnote to the audit report included in such audited consolidated financial statements, and any future audited financial statements that are incorporated by reference herein, including in each case any amendment thereto, is hereby expressly excluded from incorporation by reference into the Registration Statement of which this Prospectus Supplement forms a part;

(c) the management’s discussion and analysis of financial results for the financial year ended March 31, 2020 (the “Annual MD&A”);

(d) the unaudited condensed interim consolidated financial statements of the Company as at and for the three and nine-month periods ended December 31, 2020 together with the notes thereto (the “Interim Financial Statements”);

(e) the management’s discussion and analysis of financial results for the three and nine-month periods ended December 31, 2020 (the “Interim MD&A”);

(f) the management proxy circular dated June 16, 2020, prepared in connection with the Company’s annual general meeting held on August 12, 2020; and

(g) the material change report of the Company dated and filed March 5, 2021 with respect to the Acquisition and the issuance of an aggregate of 22,400,000 subscription receipts to Caisse de dépôt et placement du Québec (“CDPQ”) and GIC Private Limited (“GIC”), respectively, for an aggregate gross subscription amount of $700 million (approximately US$550 million) (the “Private Placements”).

Any documents of a type described in Item 11.1 of Form 44-101F1 – Short Form Prospectus Distributions, including the types referred to above, any material change reports (excluding confidential reports), and business acquisition reports filed by the Company pursuant to the requirements of securities legislation of any province of Canada, and any other disclosure document which the Company has filed pursuant to an undertaking to a securities regulatory authority of any province of Canada, in each case, after the date of this Prospectus Supplement and prior to the completion or termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement. In addition, all documents filed on Form 6-K or Form 40-F by the Company with the SEC, on or after the date of this Prospectus Supplement and prior to the completion or termination of the Offering, shall be deemed to be incorporated by reference into the Registration Statement of which this Prospectus Supplement forms a part, if and to the extent, in the case of any report on Form 6-K, expressly provided in such document.

In addition, any “template version” of any “marketing materials” (as each such term is defined in National Instrument 41-101 – General Prospectus Requirements (“NI 41-101”)) filed with the securities commission or similar authority in each of the provinces of Canada in connection with the Offering after the date hereof but prior to the termination of the distribution of the securities under this Prospectus Supplement is deemed to be incorporated by reference herein.

Any statement contained in the Shelf Prospectus, in this Prospectus Supplement or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for the purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the Shelf Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement, except as so modified or superseded.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

References to our website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Shelf Prospectus, as applicable, and we disclaim any such incorporation by reference.

MARKETING MATERIALS

Before filing the final prospectus supplement in respect of the Offering, we and the Underwriters intend to hold road shows that potential investors in the United States and in certain of the provinces of Canada will be able to attend. We and the Underwriters may provide marketing materials to those potential investors in connection with those road shows.

In doing so, we and the Underwriters are relying on a provision in applicable Canadian securities legislation that allows issuers in certain U.S. cross-border offerings to not have to file marketing materials relating to those road shows on the SEDAR website at www.sedar.com or include or incorporate by reference those marketing materials in the final prospectus supplement in respect of the Offering. To rely on this exemption, we and the Underwriters must give a contractual right to Canadian investors in the event the marketing materials contain a misrepresentation.

Accordingly, we and the Underwriters signing the certificate contained in the final Canadian prospectus supplement in respect of the Offering have agreed that in the event the marketing materials relating to the road shows described above contain a misrepresentation (as defined in securities legislation in each of the provinces of Canada), a purchaser resident in a province of Canada who was provided with those marketing materials in connection with the road shows and who purchases Offered Shares under this Prospectus Supplement in respect of the Offering during the period of distribution shall have, without regard to whether the purchaser relied on the misrepresentation, rights against us and each such Underwriter with respect to the misrepresentation which are equivalent to the rights under the securities legislation of the jurisdiction of Canada where the purchaser is resident, subject to the defences, limitations and other terms of that legislation, as if the misrepresentation was contained in this Prospectus Supplement in respect of the Offering.

However, this contractual right does not apply (i) to the extent that the contents of the marketing materials relating to the road shows have been modified or superseded by a statement in this Prospectus Supplement in respect of the Offering, and (ii) to any “comparables” (as such term is defined in NI 41-101) in the marketing materials provided in accordance with applicable securities legislation.

NON-IFRS AND OTHER FINANCIAL MEASURES

The Company reports its financial results in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). The information presented in this Prospectus Supplement, including certain documents incorporated by reference in this Prospectus Supplement and/or in the Shelf Prospectus, includes non-IFRS and other financial measures such as “adjusted EBITDA”, “EBITDA”, “Defence & Security EBITDA margin”, “free cash flow”, “net income before specific items”, “net debt to capital” and “accretion” that are used by the Company or L3Harris as indicators of financial performance. These financial measures are not recognized measures under generally accepted accounting principles and do not have a standardized meaning under IFRS. Management of the Company believes that these non-IFRS measures provide users with useful supplemental information, a better understanding of the Company’s results and trends and provides additional information on its financial and operating performance. These measures should not be confused with, or used as an alternative for, performance measures calculated according to IFRS. Furthermore, these non-IFRS measures should not be compared with similarly titled measures provided or used by other companies.

See “Non-GAAP and Other Financial Measures” in the Interim MD&A and the Annual MD&A (each of which is incorporated by reference herein) for further information regarding these measures (including, where applicable, a reconciliation of such measures to the most directly comparable measure under IFRS). Defence & Security EBITDA margin is defined as the EBITDA of the Defence and Security segment of the Company expressed as a percentage of the Defence and Security revenues.

Finally, the Company specifically presents the following non-IFRS measures in this Prospectus Supplement with respect to the Acquired Business, or with respect to the Company and the Acquired Business on a pro-forma basis:

Accretion is defined as the expected change in CAE’s earnings per share (EPS) after giving effect to the Acquisition.

EBITDA of the Acquired Business comprises earnings before income taxes, finance expense – net, depreciation and amortization.

Adjusted EBITDA of the Acquired Business is calculated as EBITDA of the Acquired Business, after giving effect to the Acquisition and related adjustments from sales type leases accounted for under U.S. GAAP and estimated stand-alone costs.

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein was obtained from third-party sources and industry reports, and from publications, websites and other publicly available information, as well as industry and other data prepared by us or on our behalf on the basis of our knowledge of the markets in which we operate, including internal analyses as well as information provided by suppliers, partners, customers and other industry participants.

We believe that the market and economic data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein is accurate and, with respect to data prepared by us or on our behalf, that our internal analyses, estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein are not guaranteed and none of us or any of the Underwriters makes any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although we believe it to be reliable, none of us or any of the Underwriters has independently verified any of the data from third-party sources referred to in this Prospectus Supplement, the accompanying Shelf Prospectus and/or the documents incorporated by reference herein or therein, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. In addition, certain of these publications, studies and reports were published before the global COVID-19 pandemic and therefore do not reflect any impact of the COVID-19 pandemic on any specific market or globally.

TRADEMARKS AND TRADE NAMES

This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein include certain trademarks and trade names which are protected under applicable intellectual property laws and are our property. Solely for convenience, the Company’s trademarks and trade names referred to in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. All other trademarks used in this Prospectus Supplement, the Shelf Prospectus or the documents incorporated by reference herein and therein are the property of their respective owners.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement and the accompanying Shelf Prospectus, together with the documents incorporated by reference herein and therein, includes forward-looking statements about the Offering, including in respect of the use of proceeds from, and expected closing date of, the Offering; statements relating to the Acquisition, available liquidities, the attractiveness of the Acquisition from a financial perspective and expected accretion in various financial metrics; expectations regarding anticipated cost savings and synergies; the strength, complementarity and compatibility of the Acquired Business with CAE’s existing business and teams; other anticipated benefits of the Acquisition and their impact on the Company’s future growth, results of operations, performance, business, prospects and opportunities, CAE’s business outlook, objectives, development, plans, growth strategies and other strategic priorities, and CAE’s leadership position in its markets; and statements relating to the Company’s activities, events and developments that the Company expects to or anticipates may occur in the future including, for example, statements about the Company’s vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales, general economic outlook; prospects and trends of an industry; and other statements that are not historical facts. Forward-looking statements normally contain words like “believe”, “expect”, “anticipate”, “plan”, “intend”, “continue”, “estimate”, “may”, “will”, “should”, “strategy”, “future” and similar expressions. By their nature, forward looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties associated with the Company’s business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that the Company believes are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, the failure to receive regulatory approvals (including stock exchange) or otherwise satisfy the conditions to the completion of the Offering or delay in completing the Offering and the funds thereof not being available to CAE in the time frame anticipated or at all, the occurrence of an event which would allow the Underwriters to terminate their obligations under the Underwriting Agreement, risks relating to the timing and completion of the Acquisition, such as receipt of applicable regulatory approvals and satisfaction of closing conditions for the Acquisition, all required financing being available to complete the Acquisition, CAE or the Acquired Business being adversely impacted during the pendency of the Acquisition, changes in the terms of the Acquisition, the possible failure to realize anticipated benefits of the Acquisition, CAE’s dependence on key employees and the loss of certain key personnel of the Acquired Business, CAE’s inability to successfully integrate the Acquired Business upon completion of the Acquisition (such as the impact of significant demands placed on CAE as a result of the Acquisition, the time and resources required to integrate the Acquired Business, diversion of management time on integration-related issues, unanticipated costs of integration, including operating costs or business disruption being greater than expected, and the difficulties and delays associated with such integration), exchange rate and foreign currency exposure risks, the fact that the combined company will continue to face the same risks that CAE currently faces but would also face increased risks relating to increasing Defence business and operations, including an increased reliance on U.S. foreign ownership, control or influence mitigation measures, the possible failure to realize, in the timeframe anticipated or at all, the anticipated synergies of the Acquisition, including without limitation anticipated cost savings and synergies, unfavourable capital markets developments or other factors that may adversely affect CAE’s ability to finance the Acquisition, increased indebtedness of CAE after closing of the Acquisition, potential unavailability of one or more of CAE’s Senior Credit Agreements, as the case may be, and alternate sources of funding that would be used to replace the one or more of such Senior Credit Agreements, as the case may be, may not be available when needed, or on desirable terms; transitional risk, the fact that CAE does not currently own or control the Acquired Business, impact of Acquisition-related expenses, potential undisclosed costs or liabilities associated with the Acquisition, the reliance on information provided by, and assumptions, judgments and allocations made by, L3Harris and the risk of inaccurate or incomplete information, historical and/or stand-alone financial information may not be representative of future performance, uncertainty as to the expected financial condition and economic performance of the combined company following the closing of the Acquisition, including future revenues, expenses, earnings, indebtedness, losses and prospects, business strategies for the management, expansion and growth of CAE following the closing of the Acquisition, change of control and other similar provisions and fees, potential litigation, risks relating to the COVID-19 pandemic such as health and safety, reduction and suspension of operations, global economic conditions, diversions of management attention, heightened IT risks, liquidity risks and credit risks, risks relating to the industry such as competition, business development and awarding of new contracts, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory matters, natural or other disasters, environmental laws and regulations, climate change, risks relating to CAE such as evolving standards and technology innovation, the Company’s ability to penetrate new markets, R&D activities, fixed-price and long term supply contracts, strategic partnerships and long-term contracts, procurement and original equipment manufacturer (OEM) leverage, product integration and program management, protection of the Company’s intellectual property and brand, third-party intellectual property, loss of key personnel, labour relations, liability risks that may not be covered by indemnity or insurance, warranty or other product-related claims, integration of acquired businesses through mergers, acquisitions, joint ventures, strategic alliances or divestitures, reputational risk, length of sales cycle, seasonality, continued returns to shareholders, information technology and cybersecurity, the Company’s reliance on technology and third party providers, data privacy, and risks relating to the market such as foreign exchange, availability of capital, credit risk, pension plan funding, doing business in foreign countries, geopolitical uncertainty, anti-corruption laws and taxation matters. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE or the Acquired Business. The completion of the Acquisition is subject to customary closing conditions, termination rights and other risks and uncertainties, including, without limitation, regulatory approvals, and there can be no assurance that the Acquisition will be completed. There can also be no assurance that if the Acquisition is completed, the strategic and financial benefits expected to result from the Acquisition will be realized. Additionally, differences could arise because of events announced or completed after the date of this Prospectus Supplement. More information about the risks and uncertainties affecting CAE’s business can be found in the Annual MD&A and the Interim MD&A and under “Risk Factors” in this Prospectus Supplement. Any one or more of the factors described above and elsewhere in this Prospectus Supplement and the Shelf Prospectus, together with the documents incorporated by reference herein and therein, may be exacerbated by the continuing COVID-19 pandemic and may have a heightened negative impact on CAE’s business, results of operations and financial condition. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this Prospectus Supplement and the Shelf Prospectus, together with the documents incorporated by reference herein and therein, are not necessarily the only ones the Company faces; additional risks and uncertainties that are presently unknown to the Company or that the Company may currently deem immaterial may adversely affect CAE’s business.

Pending the Acquisition closing, the Acquired Business is a fully integrated business unit of L3Harris, and separate financial statements historically have not been prepared for the Acquired Business. Consequently, the financial information of the Acquired Business and the pro forma financial information included in this Prospectus Supplement have been derived from the consolidated financial statements and historical accounting records of L3Harris and reflects certain significant assumptions, judgments and allocations made by each of L3Harris and CAE. The pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the Acquisition, the Private Placements and the Offering been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. See “Risk Factors – Historical and/or Stand-alone Financial Information” and “Risk Factors – Pro Forma Financial Information”.

Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this Prospectus Supplement and the Shelf Prospectus, together with the documents incorporated by reference herein and therein, are expressly qualified by this cautionary statement.

Material Assumptions

The forward-looking statements set out in this Prospectus Supplement and the Shelf Prospectus, together with the documents incorporated by reference herein and therein, are based on certain assumptions including, without limitation: the satisfaction of all closing conditions and the successful completion of the Offering within the anticipated timeframe, including receipt of regulatory approvals (including stock exchange approvals), fulfillment by the Underwriters of their obligations pursuant to the Underwriting Agreement, that no event will occur which would allow the Underwriters to terminate their obligations under the Underwriting Agreement, the anticipated negative impacts of the COVID-19 pandemic on the Company’s businesses, operating results, cash flows and/or financial condition, including the intended effect of mitigation measures implemented as a result of the COVID-19 pandemic and the timing and degree of easing of global COVID-19-related mobility restrictions, the prevailing market conditions, customer receptivity to CAE’s training and operational support solutions, the anticipated sources of financing for the Acquisition, the satisfaction of all closing conditions of the Acquisition, including receipt of all regulatory approvals in a timely manner and on terms acceptable to CAE, CAE’s ability to retain and attract new business, achieve synergies and maintain market position arising from successful integration plans relating to the Acquisition, CAE’s ability to otherwise complete the integration of the Acquired Business acquired within anticipated time periods and at expected cost levels, CAE’s ability to attract and retain key employees in connection with the Acquisition, management’s estimates and expectations in relation to future economic and business conditions and other factors in relation to the Acquisition and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the Acquisition in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure (including financial disclosure) by L3Harris, absence of significant undisclosed costs or liabilities associated with the Acquisition, the ability of CAE to opportunistically access the capital markets before or after the Acquisition closing and absence of material change in market conditions, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of CAE’s Senior Credit Agreements, the maintenance of CAE’s investment grade credit rating, CAE’s available liquidity from cash and cash equivalents, undrawn amounts on CAE’s revolving credit facilities, the balance available under CAE’s receivable purchase program, CAE’s cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future; and no material financial, operational or competitive consequences from changes in regulations affecting CAE’s business. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this Prospectus Supplement and the Shelf Prospectus, together with the documents incorporated by reference herein and therein, refer to “Risk Factors” in this Prospectus Supplement and the applicable reportable segment in the Annual MD&A and the Interim MD&A. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this Prospectus Supplement and the Shelf Prospectus, together with the documents incorporated by reference herein and therein, and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under and governed by the Canada Business Corporations Act (the “CBCA”). Most of our directors and officers reside principally in Canada, and the majority of our assets and all or a substantial portion of the assets of our directors and officers is located outside the United States. The Company has appointed an agent for service of process in the United States; however it may nevertheless be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or any such persons, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against us or any such persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our Registration Statement of which the Shelf Prospectus and this Prospectus Supplement form a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed C T Corporation System, located at 28 Liberty Street, New York, NY 10005; Telephone: (212) 894-8940 as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the Offering.

ELIGIBILITY FOR INVESTMENT

In the opinion of Norton Rose Fulbright Canada LLP, counsel to the Company, and Stikeman Elliott LLP, counsel to the Underwriters, provided that the Common Shares are listed on a designated stock exchange (which includes the TSX and the NYSE), the Common Shares will be a qualified investment under the Income Tax Act (Canada) (the “Tax Act”) for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered disability savings plan (“RDSP”), a deferred profit sharing plan, a registered education savings plan (“RESP”) or a tax-free savings account (“TFSA”) (each as defined in the Tax Act).

Notwithstanding the foregoing, if the Common Shares are a “prohibited investment” (as defined in the Tax Act) for a particular RRSP, RRIF, RESP, RDSP or TFSA, the annuitant of the RRSP or RRIF, the subscriber of the RESP or the holder of the RDSP or TFSA, as the case may be, will be subject to a penalty tax under the Tax Act. The Common Shares generally will not be a prohibited investment for these purposes provided that the annuitant of the RRSP or RRIF, the subscriber of the RESP or the holder of the RDSP or TFSA, as the case may be, (i) deals at arm’s length with the Company for purposes of the Tax Act, and (ii) does not have a “significant interest” (as defined in the Tax Act) in the Company. In addition, the Common Shares generally will not be a “prohibited investment” for a RRSP, RRIF, RESP, RDSP or TFSA if the Common Shares are “excluded property” (as defined in the Tax Act).

Prospective investors should consult their own tax advisors regarding whether the Common Shares would be a prohibited investment for their RRSP, RRIF, RDSP, RESP or TFSA in their particular circumstances.

CURRENCY AND EXCHANGE RATE INFORMATION

The Company reports in Canadian dollars and the Offering Price is stated in U.S. dollars. Unless otherwise indicated, all references to “$” or “dollar” in this Prospectus Supplement refer to the Canadian dollar and all references to “US$” or “US dollar” in this Prospectus Supplement refer to the United States dollar.

The following table sets out for each period indicated: (i) the daily exchange rate at the end of the period; (ii) the high and low daily exchange rates during such period; and (iii) the average daily exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, in each case as published by Thomson Reuters.

	Calendar Year Ended December 31, 2020	Calendar Year Ended December 31, 2019
	US$	US$
End of period	0.7853	0.7698
High	0.7874	0.7698
Low	0.6891	0.7337
Average	0.7465	0.7537

The foregoing rates may differ from the actual rates used in the preparation of the financial statements incorporated by reference herein and other financial data appearing in this Prospectus Supplement. Exchange rates published by Thomson Reuters are indicative only. For information purposes, the daily exchange rate as published by Thomson Reuters on March 5, 2021 was $1.00 = US$0.7900.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Prospectus Supplement and the Shelf Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of this Prospectus Supplement, together with the Shelf Prospectus and documents incorporated by reference herein and therein, may be obtained on request without charge from the Senior Vice President, Public Affairs, Global Communications and Corporate Social Responsibility or the General Counsel, Chief Compliance Officer and Corporate Secretary of CAE at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6, (telephone 514.341.6780). Copies of these documents are also available electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Except as expressly provided herein, documents filed on SEDAR or on EDGAR are not, and should not be considered, part of this Prospectus Supplement or the accompanying Shelf Prospectus.

The Offering is being made concurrently in Canada pursuant to this Prospectus Supplement and the accompanying Shelf Prospectus and in the United States pursuant to the Registration Statement filed with the SEC under the U.S. Securities Act, of which the Shelf Prospectus and this Prospectus Supplement form a part. This Prospectus Supplement and the accompanying Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the Registration Statement are available on the SEC’s website at www.sec.gov.

CAE INC.

Who We Are

CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, we continue to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. We are the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. Testament to our customers’ ongoing needs for our solutions, over 60 percent of CAE’s revenue is recurring in nature. We have the broadest global presence in our industry, with approximately 10,000 employees, 160 sites and training locations in over 35 countries.

CAE’s common shares are listed and posted for trading on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “CAE”.

Our Mission: To lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place.

Our Vision: To be the worldwide partner of choice in civil aviation, defence and security and healthcare by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency and readiness.

CAE is a leader in immersive synthetic training environments and possesses several capabilities centered around knowledge leadership, with over 2,000 engineers and a talented manufacturing workforce. In addition, CAE has deep expertise in applying advanced technologies to create highly differentiated training and operational support solutions. CAE harnesses technologies including virtual and augmented reality, remote real-time networking, artificial intelligence, and cloud-based solutions; and has expertise in the design and development of complex man-to-machine interfaces.

Fundamental Strengths Underpin Our Strategy and Competitive Position

We believe there are eight fundamental strengths that underpin our strategy and investment thesis:

•	High degree of recurring business;

•	Industry leader with a strong competitive moat;

•	Headroom in large markets;

•	Technology and industry thought leader;

•	Potential for compound growth and superior returns over the long-term;

•	Culture of innovation, empowerment, excellence and integrity;

•	Excellent and diverse team with a unique social impact on safety;

•	Solid financial position and highly cash generative business model.

High degree of recurring business

We operate in highly regulated industries with mandatory and recurring training requirements for maintaining professional certifications. Over 60% of our business is derived from the provision of technology-enabled services, which is an important source of recurring business, and largely involves long-term agreements with many airlines, business aircraft operators and defence forces.

Industry leader with a strong competitive moat

We are an industry leader in each of our three segments by way of scale, the range of our technological solutions and services, and our global reach. We benefit from a strong competitive moat, fortified by seven decades of industry firsts and by continuously pushing the boundaries using digitally immersive, high-tech training and operational support solutions. Our broad global training network, unique end-to-end cadet to captain training capacities, technology-intensive training and operational support solutions, deep subject matter expertise and industry thought leadership, unrivaled customer intimacy and strong, recognizable brand further strengthen our competitive moat.

Headroom in large markets

We provide innovative training and operational support solutions to customers in large addressable markets in civil aviation, defence and security and healthcare. Significant untapped market opportunities exist in these three core businesses, with substantial headroom to grow our market share over the long-term.

Technology and industry thought leader

CAE is a high-tech training and operational support solutions company and an industry thought leader in the application of modelling and simulation, virtual reality and advanced analytics to create highly innovative and digitally immersive training and operational support solutions for customers in civil aviation, defence and security and healthcare.

Potential for compound growth and superior returns over the long-term

In each of our businesses, we have the potential to grow at a rate superior to our underlying markets because of our potential to gain share within the markets we serve. Our rising proportion of recurring revenue is largely driven by our customers’ ongoing training, operational support requirements and our ability to assist them with these critical activities. We leverage our leading market position to deepen and expand our customer relationships and gain more share of their critical responsibilities. We expect to optimize and increase the utilization of our global training network and to deploy new assets with accretive returns, over the long-term.

Culture of innovation, empowerment, excellence and integrity

One CAE is the internal mantra that represents our culture of innovation, empowerment, excellence and integrity. It is the combination of these four key attributes that provides CAE with its market leadership, strong reputation and high degree of customer intimacy.

Excellent and diverse team with a unique social impact on safety

CAE prides itself in having an excellent and diverse team with a unique social impact on safety. Each day, our employees support our customers’ most critical operations with the most innovative solutions and in doing so, they help make the world a safer place. We help make air travel and healthcare safer, and our defence forces to maintain security.

Solid financial position and highly cash generative business model

A constant priority for CAE is the maintenance of a solid financial position and we use established criteria to evaluate capital allocation opportunities. Our business model and training network, specifically, is highly cash generative by nature. In the last three fiscal years, we have been generating strong net cash from operating activities that has been a driver in the average conversion of net income before specific items1 to free cash flow to consistently approximate our target of 100 percent. In addition, from a balance sheet standpoint, we have a track record of maintaining a solid financial position while deploying accretive growth capital, to include our formerly largest acquisition of the Bombardier Business Aviation Training business. We believe we have sufficient liquidity and borrowing capacity to seize potential future opportunities in the foreseeable future, and similarly to the last three fiscal years, we target a range of approximately 35-45% net debt to capital ratio2.

Our Operations

We provide digitally immersive training and operational support solutions to three markets globally:

•

The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance repair and overhaul organizations (MRO) and aircraft finance leasing companies;

•	The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;

•	The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies, public health agencies and OEMs.

Civil Aviation Business

We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, as well as ab initio pilot training and crew sourcing services.

We have the unique capability and global scale to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the

[1]	See “Non-IFRS and Other Financial Measures”.
[2]	See “Non-IFRS and Other Financial Measures”.

world’s largest provider of civil aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships and reputation as a trusted partner, enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in more than 35 countries and through our broad global network of more than 60 training locations, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations and training services agreements and joint ventures with approximately 40 major airlines and aircraft operators around the world. Our range of training solutions includes product and service offerings for pilot, cabin crew and aircraft maintenance technician training, training centre operations, curriculum development, courseware solutions and consulting services.

We currently manage 320 full-flight simulators (FFSs), including those operating in our joint ventures. We offer industry-leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE Real-time Insights and Standardized Evaluations (CAE RiseTM), which improves training quality, objectivity and efficiency through the integration of untapped flight and simulator data-driven insights into training. In the formation of new pilots, CAE operates the largest ab initio flight training network in the world and has approximately 30 cadet training programs globally. In resource management, CAE is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers and MRO companies worldwide.

Quality, fidelity, reliability and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture and integration of civil FFSs for major and regional commercial airlines, business aircraft operators, third-party training centres and OEMs. We have established a wealth of experience in developing first-to-market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning several decades of continuous use. Our global reach enables us to provide best-in-class support services such as real-time, remote monitoring and enables us to leverage our extensive worldwide network of spare parts and service teams.

We believe CAE’s Civil Aviation Training Solutions segment is positioned as a gateway in a highly regulated, secular growth market (with an addressable market estimated at approximately $6.2B, with CAE having an estimated approximate 30% share based on FY20 revenue) and headroom for growth.

Demand for training solutions in the civil aviation market is driven by the following:

•	Pilot training and industry regulations;

•

Safety and efficiency imperatives of commercial airlines and business aircraft operators, including maintenance of time-bound flight crew, training requirements and enhanced safety management systems for aircraft operators;

•	Expected long-term, secular global growth in air travel alongside need for innovative solutions to drive greater operational efficiency;

•	Expected long-term growth, including new aircraft deliveries and renewal of the active fleet of commercial and business aircraft;

•	Demand for trained aviation professionals, including both pilot churn and new pilot demand.

We believe profitability drivers for CAE’s Civil Aviation business include the following:

•	Favourable business mix drivers, including large market headroom in training services;

•	Potential to increase ratio of wet versus dry training in commercial training;

•	Expansion of operational support offering by using advanced analytics, software solutions and digital technology to enhance our value offering across the whole organization;

•	Operational excellence programs expected to realize significant annual recurring cost savings, commencing in fiscal year 2022 and ramping up to a run rate of ~$65 to $70 million company-wide;

•	Training outsourcing and partnerships.

Defence and Security Business

We are a training and mission support solutions provider for defence forces across multi-domain operations, and for government organizations responsible for public safety.

We are a global leader in the development and delivery of training and mission support solutions for defence forces. Increasingly, we are focused on digital technologies and data-driven solutions that help our defence customers plan, prepare and analyze to enhance performance and make better decisions. While the COVID-19 pandemic has created uncertainty in all sectors of society, governments have reaffirmed the critical and essential role played by the military and are taking measures to minimize impacts to both defence forces and the defence industrial base.

Most militaries use a combination of live training on actual platforms, virtual training in simulators, and constructive training using computer-generated simulations. We are skilled and experienced as a training systems integrator capable of helping defence forces achieve an optimal balance of integrated live-virtual-constructive training to achieve mission preparedness. Our expertise in training spans a broad variety of aircraft, including fighters, helicopters, trainer aircraft, maritime patrol, tanker/transport aircraft and remotely piloted aircraft, also called unmanned aerial systems.

Given the global threat environment and budget priorities, Defence forces continue to increasingly leverage digital immersion solutions alongside live, virtual and constructive domains to achieve maximum readiness and efficiency. We pursue programs requiring the integration of live, virtual and constructive training which tend to be larger in size than programs involving only one of the three training domains. With focus shifting from asymmetric to near-peer threats, and Defence forces training more frequently for multi-domain operations, we are well positioned to deliver immersive synthetic environments which address customer needs. We are a first-tier training systems integrator and can offer our customers a comprehensive range of innovative training solutions, ranging from digital learning environments and mixed reality capabilities to integrated live, virtual and constructive training in a secure networked environment. Our solutions typically include a combination of training services, products and software tools designed to cost-effectively maintain and enhance safety, efficiency, and readiness.

We have a wealth of experience delivering and operating outsourced training solutions with facilities that are government-owned government-operated; government-owned contractor-operated; or contractor-owned contractor-operated. We offer training needs analysis, training media analysis, courseware, instructional systems design, facilities, tactical control centres, synthetic environments, mixed reality solutions, a range of simulators and training devices, live assets, digital media classrooms, distributed training, scenario development, instructors, training centre operations, and a continuous training improvement process leveraging big data analytics. In addition, we are increasingly leveraging our modeling and simulation expertise to enable defence forces to use synthetic environments for planning, analysis, and operational decision support.

We have delivered simulation products and training services to approximately 50 defence forces in over 40 countries. We provide training and operational support services such as contractor logistics support, maintenance services, systems engineering, staff augmentation, classroom instruction and simulator training at over 100 sites around the world, including our joint ventures. We also support live flying training, such as the live training delivered as part of the North Atlantic Treaty Organization (NATO) Flying Training in Canada and the U.S. Army Fixed-Wing Flight Training programs, as we help our customers achieve an optimal balance across their training enterprise.

We believe CAE’s Defence & Security segment is positioned as the partner of choice in live, virtual and constructive training, and is focused on becoming a global leader in digital immersion. We estimate our addressable Defence training market opportunity for military training and simulation across all five operational domains to be approximately $14B based on FY20 metrics. We estimate the air domain to comprise approximately three-quarters of the market while land, naval, space and cyber account for the balance.

Demand for training and operational support solutions in the defence and security markets is driven by the following:

•	Defence budget priorities support higher mix of simulated versus live training;

•	Installed base of enduring defence platforms and new customers;

•	Attractiveness of outsourcing training, maintenance and operational support services;

•	Pilot and aircrew recruitment, training and retention challenges faced by militaries globally;

•	Global geopolitical tension and instability driving a premium on desire to integrate training systems to achieve efficiencies and mission readiness;

•	Need for synthetic environments to conduct complex, multi-domain, joint and coalition forces exercises;

•

Desire of governments and defence forces to increase the use of synthetic environments, for planning, analysis and decision support, often requiring analytics and artificial intelligence to process large data sets and complex threats;

•	Adoption of new and innovate mediums of training; and

•	Relationships with OEMs for simulation and training.

We believe profitability drivers for CAE’s Defence and Security business include the following:

•	Increasing mix of international, including foreign military sales (FMS);

•	Operational focus on improving contracting, sub-contracting and quality;

•	Expansion of mission support offering by using advanced analytics and software solutions;

•	Operational excellence programs expected to realize significant annual recurring cost savings, commencing in fiscal year 2022 and ramping up to a run rate of ~$65 to $70 million company-wide.

Healthcare Business

We offer integrated education and training solutions including surgical and imaging simulations, curriculum, audiovisual and centre management platforms and patient simulators to healthcare students and clinical professionals across the professional life cycle. Additionally, to support the COVID-19 pandemic, we have designed and manufactured ventilators to provide life support to intensive care patients.

Simulation-based training is one of the most effective ways to prepare healthcare practitioners to care for patients and respond to critical situations while reducing medical errors. We are leveraging our experience and best practices in simulation-based aviation training to deliver innovative solutions to improve the safety and efficiency in the delivery of patient care. As such, we have established three CAE Healthcare Centres of Excellence to date to improve clinical education and develop new training technologies and curriculum for healthcare professionals and students. We see the healthcare simulation market expanding, with a shift in the U.S. from fee-for-service to value-based care in hospitals, and with simulation centres becoming increasingly more prevalent in nursing and medical schools.

We offer the broadest and most innovative portfolio of medical training solutions, including patient, ultrasound and interventional (surgical) simulators, audiovisual and centre management platforms, augmented reality applications, e-learning and curriculum for simulation-based healthcare education and training. We have provided training solutions to customers in more than 80 countries that are currently supported by our global network. We are a leader in patient simulators which are based on advanced models of human physiology that realistically mimic human responses to clinical interventions.

During the last two years, we continued to invest in the development of new products to address growing demand in the healthcare simulation market. We launched the CAE Juno clinical skills manikin which enables nursing programs to adapt to the decreased access to live patients due to the complex conditions of hospital patients and the liability concerns in healthcare, the CAE Ares emergency care manikin designed for advanced life support and American Heart Association (AHA) training and the CAE Luna neonatal simulator which is an innovative critical care simulation for newborns and infants. With these solutions, we are providing some of the industry’s most innovative learning tools to healthcare academic institutes, which represent the largest segment of the healthcare simulation market. We continue to push the boundaries of technology and we were the first to bring a commercial Microsoft HoloLens mixed reality application to the medical simulation market. We continue to integrate augmented and virtual reality into our advanced software platforms to deliver custom training solutions and ground-breaking products.

Through our Healthcare Academy, we deliver peer-to-peer training at customer sites as well as in our training centres in Canada, Germany, the U.K. and U.S. Our Healthcare Academy includes more than 50 adjunct faculties consisting of nurses, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed more than 500 SCE courseware packages for our customers.

We offer turnkey solutions, project management and professional services for healthcare simulation programs. We also collaborate with medical device companies and scientific societies to develop innovative and custom training solutions. In collaboration with the American Society of Anesthesiologists, we have released five online modules for Anesthesia SimSTAT, a virtual healthcare training environment for practicing physicians. This new platform provides continuing medical education for Maintenance of Certification in Anesthesiology and has allowed us to expand access to simulation-based clinical training among the anesthesia community. Furthermore, through industry partnerships with medical device companies, we have developed a specialized interventional simulator to train physicians to implant a new generation of pacemakers as well as a modular, portable catheterization laboratory interventional simulator, CAE CathLabVR, which was introduced to the cardiac simulation community in September 2018. In January 2018, we announced a collaboration with the AHA to establish a network of International Training Sites to deliver lifesaving AHA courses in countries that are currently underserved.

We believe CAE’s Healthcare segment is positioned as a leader in developing healthcare professionals through technology, educational content and training, with an estimated healthcare simulation market of approximately US$1.7B based on FY20 metrics.

Demand for our simulation products and services in the healthcare market is driven by the following:

•	Limited access to live patients during training;

•	Medical and mixed reality technology revolution, with greater acceptance of remote and virtual delivery methods;

•	Rising use of simulation, with a demand for innovative and custom training approaches to prevent medical errors;

•	Refocus on disaster preparedness, alongside chronic shortage of medical professionals;

•	Growing emphasis on patient safety and outcomes.

Recently Announced Highly Strategic Acquisition with Significant Financial Benefits Expected

CAE is capitalizing on market disruption by successfully executing acquisitions that align with its strategic priorities.

On March 1, 2021, CAE announced that it has entered into the Acquisition Agreement to acquire the Acquired Business for US$1.05 billion, subject to customary adjustments. The Acquisition value represents approximately 13.5 times the Acquired Business estimated 2020 Adjusted EBITDA3 or approximately 10 times, including run-rate cost synergies, which are expected to reach a range of $35 to $45 million (approximately US$28 to US$35 million) by the end of the second year following closing of the Acquisition. The Acquired Business has 2020 revenue of approximately US$500M, and is expected to be immediately accretive to Defence & Security operating profit and EBITDA margin3 on operational efficiencies. Sources of identified and reasonably achievable anticipated cost synergies include selling, general and administration costs, cost of goods sold, and stand-alone cost rationalization. CAE estimates one-time costs approximately equal to one year’s savings in order to achieve these synergies. Additionally, CAE expects incremental growth from new business opportunities due to broadened scope and capabilities. The closing of the Acquisition is expected in the second half of calendar year 2021, subject to regulatory approvals and other customary closing conditions. The completion of the Offering is not conditional on the closing of the Acquisition. See “Risk Factors – Risks relating to the Acquisition”.

[3]	See “Non-IFRS and Other Financial Measures”.

The Acquisition is strongly aligned across CAE’s Defence & Security strategic imperatives:

•

Alignment with key US National Defense strategy priorities as the Acquisition would solidify our position in air, augment our land and sea capabilities and enhance our solutions for multi-domain operations;

•

Develop strategic partnerships on next generation platforms such as Next Generation Air Dominance, and B-21 programs along with a high proportion of cleared workforce that is a key enabler for next generation platforms;

•	Leverage enhanced position to accelerate teaming expansion, for example with the Acquisition’s incumbency in high profile Flight Training Operations and Flight School XXI;

•

Expanding and extending our addressable market as the Acquisition increases capabilities to space and cyber domains via the Ground Based Strategic Deterrence (GBSD) and Simulator Common Architecture Requirements and Standards (SCARS) programs along with access to contracts that supports customer-centric research & development within DoD Labs and Defense Advanced Research Projects Agency (DARPA);

•	Targeting larger opportunities and would augment our offering for major programs.

Select transaction highlights include:

•	Accelerates CAE’s Defence & Security growth strategy

•	Enhances alignment with key US National Defence Strategy priorities and next gen platforms

•	Creates end-to-end suite of capabilities in military air training and simulation

•	Broadens position in other large and growing military training and simulation domains

•	Common culture focused on innovation, at the frontier of digital immersion

•	Low-teens % EPS accretion[4] expected in first full year following closing of the Acquisition, including expected cost synergies.

The Acquired Business includes Link Simulation & Training, Doss Aviation and AMI. L3Harris Link is one of the leading providers of military training solutions in the United States; Doss Aviation is the provider of initial flight training to the United States Air Force (USAF); and AMI is a design and manufacturing facility for simulator hardware. The Acquired Business currently operates across nine countries, with over 1,600 employees (approximately 80% of whom possess secret clearances or higher). Upon closing, the Acquired Business would operate under CAE USA Inc. (“CAE USA”), headquartered in Tampa, Florida.

The Acquisition will expand CAE’s position as a platform-agnostic training systems integrator by diversifying CAE’s training and simulation leadership in the air domain, complementing land and naval training solutions, and enhancing CAE’s training and simulation capabilities in space and cyber.

The Acquired Business will bring significant experience in the development and delivery of training systems for fighter and bomber aircraft, Army rotary-wing platforms, submarines and remotely piloted aircraft with exposure to over 150 programs. The Acquired Business will also bring a significant backlog and position on key programs, including the USAF Simulators Common Architecture Requirements and Standards (SCARS) program, USAF F-16 Simulators Training Program (STP) (15 years training provider), US Navy/Marine Corps F/A-18 aircrew training systems, USAF Ground Based Strategic Deterrent (GBSD) training and USAF B-2 training system. The Acquisition brings additional balance to CAE overall, and will increase both CAE’s Defence end market exposure as well as its US exposure and geographic revenue mix.

[4]	See “Non-IFRS and Other Financial Measures”.

Recently Completed Private Placements

CAE’s capital allocation priorities continue to be focused on investing in superior and sustainable growth opportunities, maintaining a strong financial position consistent with CAE’s investment grade profile, and providing current returns to shareholders.

Relatedly, the Acquisition and related costs are to be funded through the net proceeds from the Private Placements, the net proceeds from this Offering, as well as currently available liquidities, including cash on hand and/or advances or drawdowns under one or more of the Company’s Senior Credit Agreements or other debt financing. See also “Use of Proceeds”.

The Private Placements were completed on March 4, 2021, and consisted in the issuance of 22,400,000 subscription receipts (collectively, the “Subscription Receipts”) for aggregate gross proceeds of $700 million (approximately US$550 million), namely: (i) a $475 million subscription by CDPQ, a Canada-based global institutional investor, and (ii) a $225 million subscription by GIC, one of the world’s largest sovereign wealth funds, with an established global network. The Subscription Receipts were issued at a price of $31.25 per Subscription Receipt.

Each Subscription Receipt entitles the holder thereof to receive, without payment of any additional consideration or further action on the part of the holder thereof, one Common Share (each, a “Placement Common Share”) upon closing of the Acquisition. As consideration for providing the Company with certainty regarding financing a portion of the purchase price and related costs of the Acquisition, each of CDPQ and GIC will be entitled to receive a subscription fee payable upon, and subject to, closing of the Acquisition, equal to 4% of the aggregate purchase price for the Subscription Receipts for which it has directly or indirectly subscribed (the “Subscription Fee”).

The gross proceeds from the Private Placements are held in escrow pending closing of the Acquisition. In the event the Acquisition does not close for any reason, such proceeds would be returned to each of CDPQ and GIC, together with any interest earned thereon. Reference is made to the subscription receipt agreements governing the terms of the Subscription Receipts for a complete description of the conditions relating to the holding and release from escrow of the subscription amounts from the Private Placements and the issuance of the Placement Common Shares pursuant to the Subscription Receipts, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This Prospectus Supplement qualifies neither the distribution of the Subscription Receipts nor the underlying Placement Common Shares. The Subscription Receipts and the Placement Common Shares to be issued pursuant to the Private Placements will be subject to a statutory hold period.

The Subscription Receipts will not be listed or traded on any stock exchange or other marketplace. The TSX and the NYSE have approved the listing of the Placement Common Shares issuable on the exchange of the Subscription Receipts pursuant to the Private Placements on the TSX and the NYSE, respectively.

Assuming completion of the Offering and the issuance of all Placement Common Shares to the holders of Subscription Receipts, CDPQ would beneficially own, or exercise control or direction over, directly or indirectly, an aggregate of 24,604,237 Common Shares (which includes the 9,404,237 Common Shares currently held by CDPQ), representing approximately         % of the

issued and outstanding Common Shares (approximately         % of the issued and outstanding Common Shares in the event the Over-Allotment Option is exercised in full) on a pro forma basis.

Other Recent Business Combinations and Transactions

On January 26, 2021, we concluded the acquisition of TRU Simulation + Training Canada Inc. (TRU Canada), a manufacturer of full-flight simulators and flight training devices, for cash consideration of US$40 million, subject to post-closing adjustments. This acquisition expands CAE’s global installed base of commercial flight simulators and customers, and the addressable market for simulator lifecycle support services and also provides CAE with a backlog of simulator orders, full-flight simulators and access to a number of airline customers globally.

On December 22, 2020 we acquired the shares of Merlot Aero Limited (Merlot) for cash consideration (net of cash acquired) of $29.5 million and a long-term contingent cash consideration payable of up to US $10 million if certain criteria are met. Merlot is a leading civil aviation crew management and optimization software company based in Auckland, New Zealand.

On November 30, 2020, we completed a public offering and a concurrent private placement of 16,594,126 common shares at a price of $29.85 per share for aggregate gross proceeds of $495.3 million (equity offering). The proceeds of the equity offering are for general corporate purposes, including to fund our recently completed acquisitions, disclosed herein, and other future potential acquisition and growth opportunities. Pending such uses, the proceeds have been used to repay indebtedness outstanding under our Senior Credit Agreements and held as cash or cash equivalents.

On November 16, 2020, we acquired the shares of Flight Simulation Company B.V. (FSC) for cash consideration (net of cash acquired) of $105.2 million. FSC is a provider of total training solutions as well as instructor provisioning in Europe for airline and cargo operators. The acquisition provides CAE with an expanded portfolio of customers and an established recurring training business which is complementary to CAE’s network.

Resiliency Across CAE’s Business

We entered the COVID-19 pandemic from a position of strength with a global leading market position, a balanced business with recurring revenue streams, and a solid financial position. We are a highly agile organization and have taken decisive yet flexible actions to help protect our people and operations over the short-term. Our world-class operational and functional processes, best-in-class global supply chain, broad global footprint and short prototype-to-production cycle time underscore our unique capabilities. Together, we believe this gives us the necessary agility to resume long-term growth when global air travel fully recovers.

Civil Aviation

In Civil aviation, training is highly regulated, and for pilots to remain active and to continue to hold their certifications, they must train regularly to demonstrate proficiency, usually every six to nine months. While training activities related to growth of the global pilot population and movements of pilots to new positions have been curtailed significantly, recurrent training to maintain certification is non-discretionary. To adapt to these new circumstances, we have already introduced new virtual service offerings to support our customers such as obtaining FAA and other Civil Aviation Authority approvals for virtual training in certain of our flight training organizations and remote support for the installation, acceptance and qualification of full-flight simulators.

Our capacity to adapt and the increasing need for airlines to come up with cost containment measures as a result of this pandemic could act as a catalyst for potential customers who may come to realize the benefits of outsourcing their training needs to CAE as a means to reduce their in-house training costs. Another important contributor to our resiliency is the solid backlog of Civil full-flight simulator orders, which have been pre-funded by customer deposits and progress payments. While we expect some requests for deferrals, full-flight simulator order cancellations are not common given the capital customers have deployed and since the orders are closely linked to airline operational requirements.

During the third quarter of fiscal 2021, we announced three acquisitions within the Civil aviation market demonstrating that we are focused on deploying the capital we recently raised to bolster our position and expand our addressable markets, our global customer base and our suite of solutions for our aviation customers during this unprecedented period of disruption.

Defence

For Defence, governments recognize the critical importance of national defence and have been proactive in implementing measures to maintain and protect the defence industry and its suppliers, evidenced by many governments who are using defence programs as a mechanism to maintain and stimulate the economy. For example, countries such as Canada, the United Kingdom and Australia have implemented measures such as accelerated payments to support supplier cash flows on existing programs. This, combined with our Defence backlog, provides an additional layer of diversification for our business.

We have also demonstrated our ability to adapt in these challenging circumstances with, for example, the delivery and installation of a new NH90 flight training device to the Royal New Zealand Air Force (RNZAF) which was commissioned using local staff supported virtually and remotely by CAE personnel in Canada and Australia, the implementation of a range of classroom and distance learning solutions to sustain training for defence and public safety customers, and the development of virtual engineering internships for students in the United Arab Emirates.

Healthcare

We see future opportunities arising in the Healthcare business including our new digital and virtual learning products, COVID-19 related training solutions, and increased recognition of the value of simulation-based preparedness for pandemics and other high-risk scenarios. This is supported by professional organizations such as the International Nursing Association of Clinical Simulation and Learning (INACSL) and the Society for Simulation in Healthcare who are proposing that regulatory bodies and policymakers demonstrate flexibility by allowing the replacement of clinical hours usually completed in a live healthcare setting with that of virtually simulated experiences as a result of this pandemic.

On this topic, starting in April 2020, we launched a series of Simulation Debrief podcasts featuring pioneers and experts in the field discussing the future of healthcare simulation. Our goal is to provide the highest quality training experience by offering innovative clinical learning solutions that can be quickly and easily implemented within today’s healthcare education environment. As a testament to Healthcare’s innovation, our adaptive Ventilator Reskilling Course won both the Emergency Medical Services (EMS) World Innovation Award and Attendees’ Choice Award at the annual EMS World conference.

RISK FACTORS

Any investment in the Offered Shares is subject to certain risks. Prospective investors should carefully consider the risks described below, which are qualified in their entirety by reference to, and must be read in conjunction with, all the other information contained in this Prospectus Supplement, in the Shelf Prospectus and in the documents incorporated by reference herein and therein, including those risk factors identified in our Interim MD&A incorporated by reference into this Prospectus Supplement and those described in the section entitled “Business Risk and Uncertainty” in our Annual MD&A also incorporated herein by reference, before purchasing Offered Shares. The risks and uncertainties described in this Prospectus Supplement, in the Shelf Prospectus and in the documents incorporated by reference herein and therein are those that CAE currently believes to be material, but they are not the only risks it faces. If any of the following risks, or any other risks and uncertainties that CAE has not yet identified or that it currently considers not to be material, actually occur or become material risks, CAE’s business, financial condition, operating results and future prospects, and consequently, the price of the Common Shares could be materially and adversely affected. In all these cases, prospective investors could lose all or part of their original investment in the Offered Shares. CAE cannot assure you that it will successfully address any or all of these risks.

The COVID-19 pandemic is adversely affecting and is expected to continue to adversely affect our business, operating results and financial condition and this adverse effect could be material.

The COVID-19 pandemic has created unprecedented uncertainty in the global economy, the global air transportation environment, air passenger travel and CAE’s business. These adverse economic conditions are expected to continue for as long as the measures taken to contain the spread of the COVID-19 virus persist and certain adverse economic conditions could continue even upon the gradual removal of such measures and thereafter, especially in the global air transportation environment and air passenger travel. The global roll-out of vaccines to combat COVID-19 is encouraging, however, renewed quarantine measures and border restrictions to contain the spread of the virus have contributed to expectations for a potentially more protracted recovery period for commercial air travel, particularly for cross-border and transcontinental operations. As such, several of our customers are facing significant challenges, with airlines and, to a lesser extent, business jet operators having to ground many aircraft in response to travel bans, border restrictions, and lower demand for air travel. We continue to take measures to protect the health and safety of our employees, work with our customers to minimize potential disruptions and support our community in addressing the challenges posed by this global pandemic. This outbreak has had an important and immediate impact on all our businesses, especially in the Civil Aviation Training Solutions segment, as a result of an unprecedented shock to demand together with significant disruptions to our own operations, including temporary facility closures, supply chain disruptions, program execution delays, slower procurement decisions and changes to our customers’ acquisition priorities.

For the Civil Aviation Training Solutions segment, the impacts of the COVID-19 pandemic started at the end of the fourth quarter of fiscal 2020 and resulted in the temporary closure of certain training centre operations, lower utilization of our simulators in the network due to reduced demand from aviation customers and interruptions in the execution of our backlog. At the worst point during the first quarter of fiscal 2021, more than half of our Civil training locations worldwide had totally suspended operations or operated at significantly reduced capacity. However, by the end of June 2020, all previously closed training locations had re-opened at full or reduced capacities, and opening hours gradually resumed to normal. We began to see some recoveries in training utilization starting in the second quarter of fiscal 2021, especially in our business aviation training business, but certain training locations have recently had to curtail operating activities temporarily as local authorities implement measures to contain the spread of COVID-19. Accordingly, we remain operating at significantly lower levels than the prior year.

For the Defence and Security segment, although we were awarded several strategic contracts during the third quarter of fiscal 2021, delays in the awarding of additional contracts and in the execution and advancement of certain programs continue to be experienced. Additionally, travel restrictions to certain countries and border closures have impacted our ability to deliver training for some international pilots that cannot travel to our training facilities.

For the Healthcare segment, customers continue to be focused on managing the acute operational demands of this healthcare crisis, which resulted in less budget for normal operations and training projects. Furthermore, as institutions begin to reopen, they have switched their focus to remote education and, while we have provided new distance learning solutions, we have seen a reduction in demand for on-site training in universities and hospitals resulting in delays of training events and simulator patient deliveries.

We continued to operate with several flexible measures implemented to protect our financial position and preserve liquidity, including the reduction of capital expenditures and research and development (“R&D”) investments, strict cost containment measures, temporary salary freezes, salary reductions in the first half of fiscal 2021 and reduced work weeks, layoffs, a suspension of our common share dividend and share repurchase plan, as well as payment deferrals on certain lease liabilities and government royalty and R&D obligations in response to the impact of the COVID-19 pandemic. We also received certain amounts under COVID-19 government support programs, mostly the Canada Emergency Wage Subsidy (CEWS) program, throughout fiscal 2021. Additionally, we have worked with defence customers to secure more favorable terms for milestone payments and with suppliers for extended payment terms. However, there is no certainty that such measures will be sufficient to mitigate the direct and indirect effects of the virus and its impact on our business, financial condition and results of operations going forward. Additionally, the impact of new technologies and initiatives we have launched or may launch in response to the COVID-19 pandemic on our business, financial condition and results of operations is uncertain and we may be subject to additional risks in connection with such technologies and initiatives.

The COVID-19 pandemic and related restrictions may also disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, cause delays or disruptions in our supply chain, increase our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks, or cause other unpredictable events. Additionally, although we have attempted to identify the COVID-19-related risks faced by our business, the uncertainty and lack of predictability around the COVID-19 pandemic means there may be other risks not presently known to us or that we presently believe are not material that could also affect our business, financial condition and results of operations.

Since the impact of COVID-19 is ongoing, the effect of the COVID-19 outbreak and the related impact on the global economy may not be fully reflected in our results of operations until future periods. It is difficult to predict the duration or severity of the pandemic and it is extremely challenging for CAE to estimate or quantify the magnitude of the pandemic’s impact on our operations, financial condition and strategic plan, though the impact may be material. Due to the unprecedented and ongoing nature of COVID-19 and the fact that the response to the pandemic is evolving in real time and differs geographically from one region to another, estimates of the economic impacts of the COVID-19 pandemic remain inherently highly uncertain and speculative. In the short-term; however, the Company expects the COVID-19 pandemic to continue to have a significant negative impact on its performance relative to pre-pandemic levels. COVID-19 remains a global reality and the resumption of CAE’s recovery remains highly dependent on the timing and rate at which travel restrictions and quarantines can eventually be safely lifted and normal activities resume in our end markets. Even after the COVID-19 pandemic is over, we may continue to experience material adverse effects on our business, financial condition and strategic plans as a result of the continued disruption in the global economy and any resulting recession, the effects of which may persist beyond that time. Moreover, a material adverse effect on our employees, customers, suppliers, partners and/or other stakeholders could have a material adverse effect on us.

More details on the impacts of the COVID-19 pandemic on our business can be found in the sections “About CAE” and “Results by segment” as well as in “Business risk and uncertainty” in the Annual MD&A and in the sections “About CAE”, “Impact of the COVID-19 pandemic” and “Results by segment” in the Interim MD&A.

Discretion in the application of the net proceeds of the Offering

This Offering is not contingent on completion of the Acquisition. Accordingly, if the Acquisition is not completed, our management will have broad discretion in the application of the net proceeds of this Offering, including for general corporate purposes as described under “Use of Proceeds”. In such case, a purchaser of Offered Shares will have to rely upon the judgment of our management with respect to the use of the proceeds of this Offering, with only limited information concerning management’s specific intentions. The Company may not be able to use the net proceeds of the Offering for an alternative use that provides economic returns and cash flows consistent with the returns anticipated by the Company as a result of completing the Acquisition, resulting in negative accretion to the Company’s earnings per share. In making your investment decision, you should evaluate the Company both with and without consummation of the Acquisition. With respect to potential future acquisitions, there can be no assurance that we will be able to identify other acquisition opportunities that meet our strategic objectives, or to the extent such opportunities are identified, that we will be able to negotiate acquisition terms that are acceptable to us or complete any such acquisition. Our management’s judgments may not result in positive returns on your investment and you will not have an opportunity, as part of your investment decision, to evaluate the economic, financial or other information upon which our management bases its decisions. If the net proceeds are not applied effectively, our business, financial condition and results of operations may be adversely affected and the Common Shares could lose value. Pending their use, we may invest the net proceeds of the Offering in a manner that does not produce income or that loses value.

Market price and volatility of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control, and heightened in the context of the COVID-19 pandemic and related uncertainty, including, but not limited to, announcements of new developments, actual or anticipated fluctuations in the Company’s operating results, sales of Common Shares in the marketplace, changes in forecasts, estimates or recommendations of securities research analysts regarding the Company’s future operating results or financial performance, changes in the economic performance or market valuations of other issuers that investors deem comparable to the Company, addition or departure of the Company’s executive officers and other key personnel, the declaration and payment of dividends, increases or decreases in the amount of dividends to be paid or expected to be paid by the Company, release or expiration of lock-up or other transfer restrictions on outstanding Common Shares; sales or anticipated sales of additional Common Shares by the Company, significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors, news reports relating to trends, concerns, technological or competitive developments, any public announcements made in regard to the Offering, the impact of various tax laws or rates and general market conditions or the worldwide economy. In certain circumstances, stock markets experience significant price and volume fluctuations, which are unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Company’s performance.

In the past, following a significant decline in the market price of a company’s securities, there have been instances of securities class action litigation having been instituted against such company. If we were involved in any similar litigation, we could incur substantial costs, our management’s attention and resources could be diverted and it could harm our business, financial condition, operating results and future prospects.

Sales of additional Common Shares

The Company is authorized to issue an unlimited number of Common Shares. The Company may issue additional Common Shares or other securities convertible into Common Shares to raise funds for future operations or for other purposes (including as incentive compensation or to finance future acquisitions). Any future issuance of Common Shares, or other securities convertible into Common Shares, may result in dilution to present and prospective holders of Common Shares. CAE cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares (or securities convertible into Common Shares), or the perception that such issuances could occur, may adversely affect the prevailing market price for the Common Shares. With any additional issuance of Common Shares, investors will suffer additional dilution to their voting power, and CAE may experience dilution in its earnings per share.

Returns to shareholders

Payment of dividends, the repurchase of shares under the Company’s normal course issuer bid (“NCIB”) program and other cash or capital returns to shareholders are at the discretion of the board of directors of the Company and depend on various factors, including the Company’s operating cash flows, sources of capital, the satisfaction of solvency tests and other financial requirements, the Company’s operations and financial results, as well as dividend and other policies which may be reviewed from time to time.

As a result, no assurance can be given as to whether CAE will declare and pay dividends in the future, or the frequency or amount of any such dividend. In addition, there is no assurance that shareholders who currently have their Common Shares enrolled in CAE’s Dividend Reinvestment Plan (“DRIP”) will continue to have their Common Shares participate in the DRIP, which may have an impact on CAE’s cash flows.

Given the impacts of the COVID-19 pandemic, CAE’s board of directors has approved on April 6, 2020 a suspension of dividend payments to holders of Common Shares and share repurchases under the NCIB program to preserve liquidity. The NCIB program has since expired and has not been renewed as of the date hereof.

Foreign private issuer status

As a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act, we are permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare our disclosure documents filed under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), in accordance with

Canadian disclosure requirements. Under the U.S. Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws.

In reliance on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, the Company is permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers, except to the extent that such laws would be contrary to U.S. securities laws and provided that we disclose the significant differences between the Company’s corporate governance practices and the applicable corporate governance standards applicable to U.S. domestic issuers.

Further, as a foreign private issuer, the Company is exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. The Company is exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information.

Even though Canadian securities law requirements regarding the disclosure of material and non-public information by public companies are similar to U.S. securities law requirements and the Company voluntarily complies with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which purchasers are entitled as investors. Shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we have four months after the end of each fiscal year to file our Annual Information Form with the SEC and are not required under the U.S. Exchange Act to file quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act would do.

As the Company is a Canadian corporation and most of its directors and officers reside or are organized in Canada or the provinces thereof, it may be difficult for United States shareholders to effect service on the Company to realize on judgments obtained in the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

The Company is governed by the CBCA with its principal place of business in Canada. Most of the Company’s directors and officers reside in Canada. The majority of the Company’s assets and all or a substantial portion of the assets of these directors and officers may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. Investors should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against the Company or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States, or

(ii) would enforce, in original actions, liabilities against the Company or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws. Similarly, some of the Company’s directors and officers may be residents of countries other than Canada and all or a substantial portion of the assets of such persons may be located outside Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these persons. In addition, it may not be possible for Canadian investors to collect from these persons judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States based solely on violations of Canadian securities laws.

Risks Relating to the Acquisition

Integration of the Acquired Business

There can be no assurance that management of CAE will be able to fully realize some or all of the expected benefits of the Acquisition, including, among other things, those set forth in this Prospectus Supplement. The success of the Acquisition will depend, in large part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient matter, as well as CAE’s ability to realize the anticipated synergies, cost savings and growth opportunities from integrating the Acquired Business with its own. To effectively integrate the Acquired Business into its current operations, CAE must establish appropriate operational, administrative, finance, management systems and controls and marketing functions relating to the Acquired Business. The nature of a carve-out acquisition such as the Acquisition makes it inherently more difficult to assume operations upon closing and to integrate activities, as certain systems, processes and employees may not all be transferred with the Acquired Business to support such activities.

The integration of the Acquired Business will require the dedication of substantial effort, time and resources on the part of management, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration of the Acquired Business may result in significant challenges, and management may be unable to accomplish the integration smoothly, or successfully, in a timely manner or without spending significant amounts of money. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with business partners or employees or to achieve the anticipated benefits of the Acquisition. We may also not be able to maintain the levels of revenue, earnings or operating efficiency that each of CAE and the Acquired Business had achieved or might achieve separately.

Any inability of the Company to successfully integrate the operations of CAE and the Acquired Business, including, but not limited to, information technology and financial reporting systems, could have a material adverse effect on the business, financial condition and results of operations of CAE. The challenges involved in the integration may include, among other things, the following: carrying on the ongoing business operations while integrating CAE’s business with the Acquired Business; the necessity of coordinating both geographically disparate and overlapping organizations and addressing possible differences in corporate and regional cultures and management philosophies; maintaining employee morale; retaining key personnel during the period between execution of the Acquisition Agreement and the closing and post-closing of the Acquisition, including addressing the uncertainties of key employees regarding their future; retaining key customers of the Acquired Business; integrating information technology systems and resources; integrating the Acquired Business into the Company’s accounting system and adjusting the Company’s internal control environment to cover the Acquired Business operations; unforeseen expenses or delays associated with the Acquisition; performance shortfalls relative to expectations at one or both of the businesses as a result of the diversion of management’s attention to the Acquisition; difficulties in anticipating and responding to actions that may be taken by competitors in response to the Acquisition; meeting the expectations of business partners during the period between execution of the Acquisition Agreement and the closing and post-closing of the Acquisition with respect to the overall integration of the businesses; and unplanned costs required to integrate the businesses and achieve synergies.

The Company cannot assure you that it will successfully or cost-effectively transition and integrate the Acquired Business and CAE’s businesses. The failure to do so could have a material adverse effect on the Company’s financial condition, results of operations and business.

Possible Delay or Failure to Achieve the Anticipated Benefits and Cost Synergies

Although management of the Company expects run-rate cost synergies to reach a range of approximately $35 to $45 million (approximately US$28 to US$35 million) by the end of the second year following closing of the Acquisition, inclusion of the estimated run-rate cost synergies in this Prospectus Supplement should not be viewed as a representation that the Company will in fact achieve these synergies over such anticipated period or at all. The Company continues to evaluate its estimates of the synergies to be realized from the Acquisition and to refine them and, as such, the actual cost synergies and the sources of the cost synergies could differ materially from the Company’s current estimates. In addition, expenses required to realize the synergies and the sources of the synergies could differ materially from these estimates and CAE cannot assure investors that the Company will achieve the full amount of anticipated run-rate cost synergies or at all, within the anticipated timelines or otherwise, or that these cost synergy programs will not have other adverse effects on CAE’s business. In light of these significant uncertainties, investors should not place undue reliance on the Company’s estimates of run-rate cost synergies.

Likewise, CAE currently anticipates that the Acquisition will be low-teens percentage EPS accretive to CAE in the first full year post closing, including expected cost synergies; however, this expectation is based on preliminary estimates which may materially change. CAE could encounter additional transaction and integration related costs or other factors such as the failure to realize all of the benefits anticipated in the Acquisition. All of these factors could cause dilution to CAE’s earnings per share or decrease or delay the anticipated accretive effect of the Acquisition and cause a decrease in the market price of the Common Shares.

There can be no assurance that CAE will be able to achieve any of the synergies or other benefits that are anticipated as a result of the Acquisition. A variety of factors, including those risk factors set forth in this Prospectus Supplement and the documents incorporated by reference into this Prospectus Supplement, may also adversely affect the likelihood that the anticipated benefits of the Acquisition may be realized for the Company or that they will occur within the time periods anticipated by the Company.

Continued reliance on L3Harris following completion of the Acquisition

Under the Acquisition Agreement, CAE will not be acquiring certain assets currently owned by L3Harris that are used in both the Acquired Business and its other business segments. As such, CAE and L3Harris agreed to enter into a transitional services agreement upon closing of the Acquisition, which will provide for the continuing provision by L3Harris of certain transitional services to CAE, for a period of time following the Acquisition closing date, on terms customary for a transaction such as the

Acquisition. As a result, CAE will be reliant on L3Harris’ personnel, good faith, expertise, historical performance, technical resources and information systems, proprietary information and judgment in providing the services under the transitional services agreement. Accordingly, CAE continues to be exposed to adverse developments in the business and affairs of L3Harris, to its management and financial strength.

There can be no assurance that the transitional services provided by L3Harris pursuant to the transitional services agreement will be adequate for CAE to maintain the current operations of the Acquired Business and facilitate the efficient and effective transition of business operations, nor can there be any assurance that the transition process will be completed during the term of the transitional services agreement. If the transition process is not completed successfully, the Acquired Business’ operations and financial performance may be negatively affected, which could adversely affect the business, results of operations and financial condition of CAE. If, after the expiration of the transitional services agreement, the Company is unable to perform these services or replace them in a timely manner or on terms and conditions as favorable as those the Company receives from L3Harris, the Company may experience operational problems and an increase in its costs. In addition, the costs for such services may be higher than the costs for such services when the Acquired Business was operated as part of L3Harris.

In addition, completing the information technology systems integration will require continued focus and investment by both CAE and L3Harris from and after the closing of the Acquisition. Failure to successfully migrate the necessary information technology from L3Harris’ legacy systems to CAE’s system (or the recreation of L3Harris’ systems by CAE), or a significant disruption in the information technology systems during this process could result in a lack of data and processes to enable management to effectively manage day-to-day operations of the Acquired Business or achieve its operational objectives, causing significant disruptions to the Acquired Business and potential material financial losses.

Failure by L3Harris to meet its obligations under the transitional services agreement could have a material adverse effect on the value of the Acquired Business.

Possible delay or failure to complete the Acquisition

The closing of the Offering will occur before the closing date of the Acquisition and the closing of the Acquisition is subject to the receipt of required regulatory approvals and the satisfaction of various closing conditions, which may not occur. The completion of the Acquisition is also subject to normal commercial risks. There is no certainty, nor can CAE provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. Given a potentially long period prior to closing the Acquisition, there can be no assurance that the Acquired Business, or its operations and assets, may not be adversely affected by intervening events. Although the Acquisition Agreement contains covenants on the part of L3Harris regarding the operation of its business prior to the closing of the Acquisition, CAE will not control or direct the operations of the Acquired Business until completion of the Acquisition and L3Harris shall exercise control and supervision over its business operation. As such, the Acquired Business and the results of its operations may be adversely affected by events that are outside of CAE’s control, and CAE will indirectly be reliant on the business judgment and decisions of the board and management of L3Harris prior to the closing of the Acquisition.

The completion of the Offering is not conditional on the closing of the Acquisition, and if the Acquisition does not close for any reason, the proceeds of the Offering will not be returned to investors and the issuance of Offered Shares will nevertheless occur. Accordingly, by purchasing the Offered Shares, you are investing in CAE on a stand-alone basis, without the Acquired Business, in the event that the Acquisition does not close. Although certain information included in this Prospectus Supplement generally assumes consummation of the Acquisition, we cannot assure you that the Acquisition will be consummated on the terms described herein or at all. This Offering is not conditioned on the completion of the Acquisition and by purchasing Offered Shares, you are investing in us on a stand-alone basis and recognize that we may not consummate the Acquisition or realize the expected benefits therefrom if we do. In the event the Acquisition is not completed, CAE will have issued a significant number of additional Common Shares, and we will not have acquired the revenue generating assets that will be required to produce the earnings and cash flow we anticipated. As a result, failure to complete the Acquisition would adversely affect CAE’s earnings per share.

If the Acquisition is not completed, we could be subject to a number of risks that may adversely affect our business and the market price of our Common Shares, including:

•	we will be required to pay costs relating to the Acquisition, such as legal, accounting, and financial advisory fees, whether or not the Acquisition is completed;

•	time and resources committed by our management to matters relating to the Acquisition could otherwise have been devoted to pursuing other beneficial opportunities;

•	the market price of our Common Shares could decline to the extent that the current market price reflects a market assumption that the Acquisition will be completed; and

•	we would not realize the benefits we expect to realize from consummating the Acquisition.

We may also be subject to litigation related to any failure to complete the Acquisition. If the Acquisition is not completed, these risks may materialize and may adversely affect our business, financial results and financial condition, as well as the price of our Common Shares, which may cause the value of your investment to decline. We cannot provide any assurance that the Acquisition will be completed, that there will not be a delay in the completion of the Acquisition or that all or any of the anticipated benefits of the Acquisition will be obtained. In the event the Acquisition is materially delayed for any reason, the price of our Common Shares may decline.

Regulatory Approvals and Clearances

The closing of the Acquisition is subject to the receipt of regulatory and other third party approvals and clearances, including the expiration or early termination of any applicable waiting period (including any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, completion of the clearance process of the Acquisition by the Committee on Foreign Investment in the United States and acceptance by the United States Defense Counterintelligence and Security Agency, formerly known as the Defense Security Service, of a foreign ownership, control or influence (“FOCI”) mitigation plan. The relevant authorities may decline to give approval or clearance for the Acquisition in connection with the required regulatory approvals or may attach terms and/or conditions to their approval or clearance, which could have a materially adverse effect on the Company’s ability to realize the anticipated benefits of, or complete, the Acquisition, and/or on the Company’s or Acquired Business’ financial condition or results of operations. There can be no assurance as to the cost, scope or impact of the actions that may be required to obtain such regulatory approvals and clearances. In addition, in the event that regulatory agencies impose unfavourable terms and/or conditions on the Company or L3Harris (such as a requirement to sell or divest of certain assets or limitations on the future conduct of the entities), the Company may still be required to complete the transaction on the terms set forth in the Acquisition Agreement. The Company can provide no assurance that all required regulatory approvals and clearances will be obtained, within the anticipated timeline or at all, can provide no assurance with respect to any terms and/or conditions that may be imposed on such approvals and clearances and can provide no assurance that the Acquisition will be completed, or, if completed, that it will be on the terms disclosed in this Prospectus Supplement.

Currency exchange risk and foreign currency exposure

CAE anticipates funding a substantial portion of the purchase price of the Acquisition and related costs from sources of funds denominated in Canadian dollars, including the net proceeds from the Private Placements, however the purchase price and most related costs of the Acquisition are denominated in U.S. dollars. A significant decline in the value of the Canadian dollar relative to the U.S. dollar could increase the cost to CAE of funding the purchase price and related costs of the Acquisition. Although CAE has implemented certain hedging strategies in order to mitigate its exposure to such currency exchange risk, there can be no assurance that such hedging or other risk management strategies, if any, undertaken by the Company will be effective. In addition, currency hedging entails a risk of illiquidity and, to the extent the U.S. dollar depreciates against the Canadian dollar, the risk of using hedges could result in losses greater than if the hedging had not been used. Also, hedging arrangements may have the effect of limiting or reducing the total returns to the Company if management’s expectations concerning future events or market conditions prove to be incorrect, in which case the costs associated with the hedging strategies may outweigh their benefits. Further, the operations of the Acquired Business are conducted mainly in U.S. dollars. After giving effect to the Acquisition, a larger portion of the Company’s earnings and net assets will be denominated in U.S. dollars. Following the Acquisition, the consolidated net income and cash flows of CAE will be impacted to a much greater extent by movements in the U.S. dollar relative to the Canadian dollar. In particular, decreases in the value of the U.S. dollar versus the Canadian dollar following the Acquisition, could negatively impact the Company’s net income as reported in Canadian dollars, which could cause a failure to realize the anticipated benefits of the Acquisition. Future events that may significantly increase or decrease the risk of future movement in the exchange rates for these currencies cannot be predicted.

Potential undisclosed liabilities related to the Acquisition

Although CAE has conducted what it believes to be a sufficient level of investigation in connection with the Acquisition, there may be liabilities that CAE failed to discover or was unable to quantify accurately or at all in its due diligence, which it conducted prior to the execution of the Acquisition Agreement.

In connection with the Acquisition, CAE subscribed to a representation and warranty insurance policy, with coverage of up to US$75 million. Nevertheless, this insurance policy is subject to certain exclusions and limitations. In addition, there may be circumstances for which the insurer may elect to limit such coverage or refuse to indemnify CAE or situations for which the coverage provided under the representation and warranty insurance policy may not be sufficient or applicable.

Further, investors will not have a direct statutory right or any other right against L3Harris or any of its shareholders in connection with such liabilities. The sole remedy of CAE against L3Harris will be CAE exercising its rights under the Acquisition Agreement. There can be no assurance that CAE will be able to obtain the full amount of any claim made by it against L3Harris or the insurer for indemnification. The discovery of any material liabilities, or the inability to obtain full indemnification for such liabilities, could have a material adverse effect on CAE’s business, financial condition or future prospects.

While the Company has estimated these potential liabilities for the purposes of making its decision to enter into the Acquisition Agreement, there can be no assurance that any resulting liability will not exceed the Company’s estimates. The amount of such liability could have a material adverse effect on CAE’s financial position.

Information provided by L3Harris with respect to the Acquired Business

This Prospectus Supplement contains disclosure regarding the Acquired Business and pro forma information after giving effect to the Acquisition that is based on public filings or other information provided to CAE by L3Harris. Although CAE has conducted what it believes to be a sufficient level of investigation of the Acquired Business in connection with the Acquisition, an unavoidable level of risk remains regarding the accuracy and completeness of the information publicly filed, or provided to the Company, by L3Harris. Prospective investors are cautioned that (i) L3Harris has not reviewed the disclosure contained in this Prospectus Supplement relating to L3Harris or the Acquired Business, and L3Harris has not represented that such disclosure represents full, true and plain disclosure of all material facts relating to L3Harris and/or the Acquired Business and does not contain a misrepresentation relating to L3Harris and/or the Acquired Business, and (ii) L3Harris will have no liability to investors participating in the Offering in the event that the disclosure contained in this Prospectus Supplement relating to L3Harris or the Acquired Business contains a misrepresentation. While the Company has no reason to believe the information provided by L3Harris is misleading, untrue or incomplete in any material respect, neither CAE nor the Underwriters have independently verified the accuracy or completeness of such information, and there may be events which may have occurred with respect to the Acquired Business or which may affect the completeness or accuracy of the information provided by L3Harris which are unknown to the Company and the Underwriters.

The pendency of the Acquisition could adversely affect the business and operations of CAE and the Acquired Business

In connection with the pending Acquisition, certain clients of each of CAE and the Acquired Business may delay or defer decisions, which could negatively impact the revenues, earnings, cash flows and expenses of the Company and the Acquired Business, regardless of whether the Acquisition is completed. Similarly, current and prospective employees of the Company and L3Harris may experience uncertainty about their future roles following the Acquisition, which may materially adversely affect the ability of each of CAE and the Acquired Business to attract, retain and motivate key personnel during the pendency of the Acquisition and which may materially adversely divert attention from the daily activities of CAE’s and the Acquired Business’ existing employees. If key employees depart due to the uncertainty of employment and difficulty of integration or a desire not to remain with the combined company following completion of the Acquisition, the combined company may incur significant costs in identifying, hiring, and retaining replacements for departing employees, which could have a material adverse effect on the combined company’s business operations and financial results. In addition, CAE has diverted, and will continue to divert, significant management resources to complete the Acquisition, which could have a negative impact on our ability to manage existing operations or pursue alternative strategic transactions, which could adversely affect our business, financial condition and results of operations. Until the completion of the Acquisition, holders of our Common Shares will be exposed to the risks faced by our existing business without any of the potential benefits from the Acquisition. As a result of investor perceptions about the terms or benefits of the Acquisition, the market price of our Common Shares may decline.

Change of Control/Termination for Convenience

The Acquired Business may be a party to agreements that contain change of control and/or termination for convenience provisions which may be triggered following completion of the Acquisition. The operation of these change of control or termination provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Acquisition or adversely affect the Acquired Business’ results of operations and financial condition. Unless these change of control provisions are waived, or the termination provisions not exercised, by the other party, the operation of any of these provisions could adversely affect the results of operations and financial condition of the combined entity.

Historical and/or Stand-alone Financial Information

The Acquired Business is a fully integrated business unit of L3Harris and will remain as such until the Acquisition is completed, and separate financial statements historically have not been prepared for the Acquired Business. Consequently, the historical financial information of the Acquired Business and the pro forma financial information included in this Prospectus Supplement have been derived from the consolidated financial statements and historical accounting records of L3Harris and reflects certain significant assumptions, judgments and allocations made by each of L3Harris and CAE. The financial position, net income and cash flows of the Acquired Business may not be representative of the financial performance if the Acquired Business had been a stand-alone entity or operated independently of L3Harris. For example, in preparing financial information on the Acquired Business, L3Harris has made an appropriate allocation of costs and expenses that are attributable to the Acquired Business. However, these costs and expenses reflect the costs and expenses attributable to the Acquired Business operated as part of a larger organization and do not reflect costs and expenses that would be incurred by the business had it been operated as a separate entity apart from L3Harris during the periods presented.

As a result of the foregoing, the historical financial information of the Acquired Business included herein may not be indicative of the Acquired Business’ future performance. Furthermore, the historical and/or stand-alone financial information of the Acquired Business may not reflect what the financial position, results of operations or cash flows of the Acquired Business would have been had CAE owned the Acquired Business during the historical periods presented, or from those that may result in the future from this business being operated as a part of CAE.

Pro Forma Financial Information

The pro forma financial information contained in this Prospectus Supplement is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the Acquisition and its financing been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. The unaudited pro forma financial information reflects assumptions and adjustments that are based upon preliminary estimates, and our successful completion of the Acquisition and this Offering. These estimates may be revised as additional information becomes available and as additional analyses are performed. Accordingly, the final Acquisition accounting adjustments may differ materially from the pro forma adjustments reflected therein.

In addition, the assumptions used in preparing the unaudited pro forma financial information, including assumptions as to the successful completion of the Acquisition and this Offering, may not prove to be accurate, and other factors, including factors beyond the control of each of the Acquired Business and CAE, may adversely affect our financial condition or results of operations following the closing of the Acquisition and negatively impact the price of our Common Shares. We cannot assure you that our assumptions will prove to be accurate over time.

CAE cannot assure investors that it will effectively manage its growth

The Company’s growth has placed and may continue to place significant demands on its management and its operational and financial infrastructure. As its operations grow in size, scope and complexity, including as a result of the Acquisition, and as the Company identifies and pursues new opportunities, the Company may be subject to both transition and growth-related risks, including capacity constraints and pressure on its internal systems and controls, and may need to increase in scale its infrastructure (financial, management, informational, personnel and otherwise). There can be no assurance the Company will be able to respond adequately or quickly enough to the changing demands that material expansion will impose on management, team members and existing infrastructure, and changes to the Company’s operating structure may result in increased costs or inefficiencies that it cannot anticipate. Changes as the Company grows may have a negative impact on the Company’s operations, and cost increases resulting from the Company’s inability to effectively manage its growth could adversely impact its profitability. The ability of CAE to manage its future growth effectively requires it to continue to implement and improve financial, management and operational processes and systems and to expand, train and manage its employee base. As the Company’s organization continues to grow, and the Company is required to implement more complex organizational management structures, it may find it increasingly difficult to maintain the benefits of its corporate culture and efficiencies, including its ability to quickly develop and launch new and innovative products. Any of these difficulties could adversely impact the Company’s business performance and results of operations.

Acquisition and integration costs

The Company has incurred and expects to continue to incur a number of costs associated with completing the Acquisition and integrating the operations of the Company and the Acquired Business. The substantial majority of these costs will be non-recurring expenses resulting from the Acquisition and will consist of transaction costs related to the Acquisition, including financial, legal and accounting costs, facilities and systems consolidation costs and employment-related costs. Such expenses are difficult to estimate accurately, and may exceed current estimates. Additional unanticipated costs may be incurred in the integration of the Company’s business and the Acquired Business. Although the Company expects that the elimination of duplicative costs, as well as the realization of other synergies and efficiencies related to the integration of the businesses, may offset incremental transaction-related costs over time, this net benefit may not be achieved in the near term or at all. Accordingly, the benefits from the Acquisition may be offset by unexpected costs incurred in integrating the businesses, which could cause the Company’s revenue assumptions to be inaccurate. Thus, any net benefit may not be achieved in the near term, the long term or at all.

We expect to incur additional indebtedness to finance the Acquisition and may not be able to meet our debt service requirements

We have on-going obligations to pay principal and interest on our outstanding indebtedness. Subject to certain restrictions, we also have the ability to incur additional borrowings. In addition, we intend to finance a portion of the purchase price and costs of the Acquisition out of available liquidities, including cash on hand and/or advances or drawdowns under one or more of the Company’s Senior Credit Agreements or other debt financing. Such borrowings could have material adverse consequences for CAE, including: limiting CAE’s ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; restricting CAE’s flexibility and discretion to operate its business; limiting CAE’s ability to declare dividends on its Common Shares; having to dedicate a portion of CAE’s cash flows from operations to the payment of interest on CAE’s existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures and future business opportunities; exposing CAE to increased interest expense on borrowings at variable rates; limiting CAE’s ability to adjust to changing market conditions; placing CAE at a competitive disadvantage compared to its competitors that have incurred less debt; making CAE more vulnerable in a downturn in general economic conditions; increasing CAE’s financial expense and reducing its profitability; and making it more difficult for CAE to satisfy its covenants with respect to its indebtedness. There is no guarantee that we will be able to obtain additional indebtedness or other financing on terms favourable to us or at all in order to repay the principal on such indebtedness when it becomes due. See “Use of Proceeds” and “Consolidated Capitalization”.

If any of these circumstances arise in the future, this could have a material adverse effect on CAE’s business, financial condition, prospects and/or results of operations. Moreover, CAE may not be able to achieve its strategic growth objectives where the required capital resources are not available to fund both its organic and inorganic growth strategy.

If we are unable to generate sufficient funds to meet our obligations under our outstanding indebtedness (including after giving effect to advances or drawdowns under one or more of the Company’s Senior Credit Agreements or other debt financing to finance part of the purchase price and costs of the Acquisition), we may be required to refinance, restructure or otherwise amend some or all of such obligations, sell assets or raise additional cash through additional issuances of our equity. In such case, we cannot make any assurances that we would be able to obtain such refinancing on terms as favorable as our current financing or that such restructuring, sales of assets or issuances of equity can be accomplished or, if accomplished, would raise sufficient funds to meet these obligations.

Risks Relating to the Post-Acquisition Business and Operations of CAE and the Acquired Business

The risk factors set forth in this Prospectus Supplement, in the Shelf Prospectus and in the documents incorporated by reference herein and therein, including those risk factors identified in our Interim MD&A incorporated by reference into this Prospectus Supplement and those described in the section entitled “Business Risk and Uncertainty” in our Annual MD&A also incorporated herein by reference, relating to the business and operations of CAE that are similar to the Acquired Business will continue to apply in respect of the Acquired Business. Following the Acquisition, the combined company’s exposure to such risks would be increased and further, investors should carefully consider the following incremental risks in relation to the Acquired Business and the combined company as set forth below.

Increased Defence business and operations

Following the closing of the Acquisition, the Acquired Business will operate under CAE USA, thereby expanding CAE’s Defence and Security segment. In addition to the additional risks included in this Prospectus Supplement applicable to the combined company following the Acquisition, CAE’s exposure to its existing risks specifically applicable to its Defence and Security segment will be heightened. In particular, CAE and certain of its subsidiaries are parties to agreements with various departments and agencies of the U.S. government, including the U.S. Department of Defense, which require that these subsidiaries be issued security clearances under the U.S. Government National Industrial Security Program. This program requires that any corporation that maintains a facility security clearance be insulated from FOCI via a mitigation agreement. As a Canadian company, CAE has entered into FOCI mitigation agreements with the U.S. Department of Defense that enable CAE USA and its U.S. subsidiaries to obtain and maintain the requisite facility security clearances to enter into and perform on classified contracts with the U.S. Government. Specifically, these mitigation agreements are a special security agreement for CAE USA and a proxy agreement for CAE USA’s wholly owned subsidiary, CAE USA Mission Solutions Inc. If we fail to maintain compliance with either of these FOCI mitigation agreements, the facility security clearances for each entity may be terminated.

If this occurred, our U.S. subsidiaries, and following the Acquisition, the Acquired Business, would lose the right to perform its existing contracts with the U.S. government to completion and would no longer be eligible to enter into new contracts requiring a facility security clearance.

The Acquired Business depends on U.S. Government customers for a significant portion of its revenue

The Acquired Business is highly dependent on sales to U.S. Government customers, primarily defense-related programs with the U.S. Department of Defense and a broad range of programs with the U.S. Intelligence Community and other U.S. Government departments and agencies. Any significant disruption or deterioration of the relationship with the U.S. Government (in particular, the U.S. Department of Defense) would significantly reduce the combined company’s revenue and have an adverse impact on its financial condition, results of operations and cash flows.

Competitors of the Acquired Business continuously engage in efforts to expand their business relationships with the U.S. Government and will continue these efforts in the future, and the U.S. Government may choose to use other contractors. We expect that a majority of the business that the Acquired Business seeks will be awarded through competitive bidding. The U.S. Government has increasingly relied on certain types of contracts that are subject to multiple competitive bidding processes, including multi-vendor IDIQ, GWAC, General Services Administration Schedule and other multi-award contracts, which has resulted in greater competition and increased pricing pressure. The Acquired Business operates in highly competitive markets. Some of its competitors may have greater financial resources than the Acquired Business and in some areas may have more extensive or more specialized engineering, manufacturing and marketing capabilities than the Acquired Business.

Further, the competitive bidding process involves significant cost and managerial time to prepare bids and proposals for contracts that may not be awarded to the Acquired Business or may be split with competitors, as well as the risk that the Acquired Business may fail to accurately estimate the resources and costs required to fulfill any contract awarded to it. The current competitive environment has resulted in an increase of bid protests from unsuccessful bidders, which typically extends the time until work on a contract can begin. Following any contract award, the Acquired Business may experience significant expense or delay, contract modification or contract rescission as a result of competitors protesting or challenging contracts awarded to it in competitive bidding.

Budget and appropriation decisions made by the U.S. Government are outside of our control and may have long-term consequences for the Acquired Business. U.S. Government spending priorities and levels remain uncertain and difficult to predict and are affected by numerous factors, including sequestration (automatic, across-the-board U.S. Government budgetary spending cuts) and potential alternative funding arrangements. A change in U.S. Government spending priorities or an increase in non-procurement spending at the expense of the Acquired Business’ programs, or a reduction in total U.S. Government spending, could have material adverse consequences on the combined company. Any inability of the U.S. Government to complete its budget process for any government fiscal year and consequently having to operate on funding levels equivalent to its prior fiscal year pursuant to a “continuing resolution” or shut down also could have material adverse consequences on the combined company.

The Acquired Business depends significantly on U.S. Government contracts, which often are only partially funded, subject to immediate termination, and heavily regulated and audited

Over its lifetime, a U.S. Government program may be implemented by the award of many different individual contracts and subcontracts. The funding of U.S. Government programs is subject to

Congressional appropriations. In recent years, U.S. Government appropriations have been affected by larger U.S. Government budgetary issues and related legislation. Although multi-year contracts may be authorized and appropriated in connection with major procurements, the United States Congress (“Congress”) generally appropriates funds on a government fiscal year basis. Procurement funds are typically made available for obligation over the course of one to three years. Consequently, programs often initially receive only partial funding, and additional funds are obligated only as Congress authorizes further appropriations. We cannot predict the extent to which total funding and/or funding for individual programs will be included, increased or reduced as part of the annual appropriations process ultimately approved by Congress and the President of the United States or in separate supplemental appropriations or continuing resolutions, as applicable. The termination of funding for a U.S. Government program would result in a loss of anticipated future revenue attributable to that program, which could have an adverse impact on the operations of the combined company. In addition, the termination of a program or the failure to commit additional funds to a program that already has been started could result in lost revenue and increase the overall costs of doing business. Negative audit findings by U.S. Government representatives could also result in adjustments to contract costs found to be improperly allocated to a specific contract, forfeiture of profits, suspension of payments, fines or suspension or debarment from U.S. Government contracting or subcontracting for a period of time and, in a worst case scenario, termination of a contract.

In addition, U.S. Government contracts generally contain provisions permitting termination, in whole or in part, at the U.S. Government’s convenience upon payment only for work done and commitments made at the time of termination. For some contracts, the Acquired Business is a subcontractor and not the prime contractor, and in those arrangements, the U.S. Government could terminate the prime contractor for convenience without regard for the Acquired Business’ performance as a subcontractor. We can give no assurance that one or more of the Acquired Business’ U.S. Government contracts will not be terminated under those circumstances. Also, we can give no assurance that the Acquired Business would be able to procure new contracts to offset the revenue or backlog lost as a result of any termination of its U.S. Government contracts. Because a significant portion of the Acquired Business’ revenue is dependent on its performance and payment under its U.S. Government contracts, the loss of one or more large contracts could have a material adverse impact on the Acquired Business’ financial condition, results of operations and cash flows.

The U.S. Government aspects of the Acquired Business also are subject to specific procurement regulations and a variety of socioeconomic and other requirements. These requirements, although customary in U.S. Government contracts, increase performance and compliance costs. These costs might increase in the future, thereby reducing the Acquired Business’ margins, which could have an adverse effect on its financial condition, results of operations and cash flows. In addition, the U.S. Government has and may continue to implement initiatives focused on efficiencies, affordability and cost growth and other changes to its procurement practices. These initiatives and changes to procurement practices may change the way U.S. Government contracts are solicited, negotiated and managed, which may affect whether and how the Acquired Business pursues opportunities to provide its products and services to the U.S. Government, including the terms and conditions under which it does so, which may have an adverse impact on its financial condition, results of operations and cash flows. For example, contracts awarded under the U.S. Department of Defense’s Other Transaction Authority for research and prototypes generally require cost-sharing and may not follow, or may follow only in part, standard U.S. Government contracting practices and terms, such as the Federal Acquisition Regulation and Cost Accounting Standards.

Failure to comply with applicable regulations and requirements could lead to fines, penalties, repayments, or compensatory or treble damages, or suspension or, if the violation is severe enough, debarment from U.S. Government contracting or subcontracting for a period of time. Among the causes for debarment are violations of various laws and regulations, including those related to procurement integrity, export control (including International Traffic in Arms Regulations (“ITAR”)), U.S. Government security, employment practices, protection of the environment, accuracy of records, proper recording of costs and foreign corruption. The termination of a U.S. Government contract or relationship as a result of any of these acts would have an adverse impact on the combined company’s operations and could have an adverse effect on its standing and eligibility for future U.S. Government contracts.

U.S. Government’s budget deficit, national debt, as well as any inability to complete budget process for any government fiscal year

Considerable uncertainty exists regarding how future budget and program decisions will unfold, including the defense spending priorities of the U.S. Government, what challenges budget reductions will present for the defense industry and whether annual appropriations bills for all agencies will be enacted in the future. The U.S. Government’s budget deficit and the national debt could have an adverse impact on the combined company’s financial condition, results of operations and cash flows in a number of ways, including the following:

•	The U.S. Government could reduce or delay its spending on, or reprioritize its spending away from, the government programs in which the Acquired Business participates;

•

U.S. Government spending could be impacted by alternate arrangements to sequestration, which increases the uncertainty as to, and the difficulty in predicting, U.S. Government spending priorities and levels; and

•

The Acquired Business may experience declines in revenue, profitability and cash flows as a result of reduced or delayed orders or payments or other factors caused by economic difficulties of its customers and prospective customers, including U.S. Federal, state and local governments.

Furthermore, continued budget pressures could have serious negative consequences for the security of the U.S., the defense industrial base and the customers, employees, suppliers, investors and communities that rely on companies in the defense industrial base. Budget and program decisions made in this environment would have long-term implications for the combined company and the entire defense industry.

The Acquired Business’ use of fixed-price contracts could subject it to losses in the event of cost overruns or a significant increase in inflation

As with CAE’s business, the majority of the Acquired Business’ revenue is derived from fixed-price contracts, which allow benefit from cost savings, but subject the Acquired Business to the risk of potential cost overruns, particularly for firm fixed-price contracts because the Acquired Business assumes all of the cost burden. Because many of these contracts involve new technologies and applications and can last for years, unforeseen events, such as technological difficulties, fluctuations in the price of raw materials, a significant increase in inflation in the U.S. or other countries, problems with suppliers and cost overruns, can result in the contractual price becoming less favorable or even unprofitable over time. Furthermore, if contract deadlines or specifications are not met, the combined company may need to renegotiate contracts on less favorable terms, be forced to pay penalties or liquidated damages or suffer major losses if the customer exercises its right to terminate. In addition, some contracts have provisions relating to cost controls and audit rights, and if the combined company fails to meet the terms specified in those contracts, the combined company may not realize their full benefits. The combined company’s results of operations are dependent on its ability to maximize its earnings from its contracts. Cost overruns could have an adverse impact on its financial results. The potential impact of such risk on the Acquired Business’ financial results would increase if the mix of its contracts and programs shifted toward a greater percentage of fixed-price contracts, particularly firm fixed-price contracts.

The Acquired Business may not be successful in obtaining the necessary export licenses to conduct certain operations abroad, and Congress may prevent proposed sales to certain foreign governments

The Acquired Business must first obtain export and other licenses and authorizations from various U.S. Government agencies before it is permitted to sell certain products and technologies outside of the U.S. For example, the U.S. Department of State must notify Congress at least 15 to 60 days, depending on the size and location of the proposed sale, prior to authorizing certain sales of defense equipment and services to foreign governments. During that time, Congress may take action to block the proposed sale. No assurance can be given that the combined company will continue to be successful in obtaining the necessary licenses or authorizations or that Congress will not prevent or delay certain sales. The combined company’s ability to obtain these licenses and authorizations timely or at all is subject to risks and uncertainties, including changing U.S. Government policies or laws or delays in Congressional action due to geopolitical and other factors. If the combined company is not successful in obtaining or maintaining the necessary licenses or authorizations in a timely manner, its sales relating to those approvals may be reversed, prevented or delayed, and any significant impairment of the combined company’s ability to sell products or technologies outside of the U.S. could negatively impact its financial condition, results of operations and cash flows.

Disputes with the Acquired Business’ subcontractors or the inability of its subcontractors to perform, or its key suppliers to timely deliver the required components, parts or services

The Acquired Business engages subcontractors on many of its contracts. The Acquired Business may have disputes with its subcontractors, including regarding the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontract or subcontractor, the Acquired Business’ failure to extend existing task orders or issue new task orders under a subcontract, the Acquired Business’ hiring of the personnel of a subcontractor or vice versa or the subcontractor’s failure to comply with applicable law. In addition, there are certain parts, components and services for many of the Acquired Business’ products, systems and services that it sources from other manufacturers or vendors. Some of the Acquired Business’ suppliers, from time to time, experience financial and operational difficulties, which may impact their ability to supply the materials, components, subsystems and services required by the Acquired Business. Tariffs imposed on certain materials and other trade issues may create or exacerbate existing materials shortages and may result in further supplier business closures. The Acquired Business’ supply chain could also be disrupted by external events, such as natural disasters or other significant disruptions (including extreme weather conditions, medical epidemics, acts of terrorism, cyber attacks and labor disputes), governmental actions and legislative or regulatory changes, including product certification or stewardship requirements, sourcing restrictions, product authenticity and climate change or greenhouse gas emission standards, or availability constraints from increased demand from customers. In addition, the ongoing COVID-19 pandemic has resulted in increased travel restrictions and extended shutdown of certain businesses. These or any further political or governmental developments or health concerns in countries in which we operate could result in social, economic and labor instability. Any inability to develop alternative sources of supply on a cost-effective and timely basis could materially impair the combined company’s ability to manufacture and deliver products, systems and services to its customers. We can give no assurances that the combined company will be free from disputes with its subcontractors; material supply constraints or problems; or component, subsystems or services problems in the future. Also, the combined company’s subcontractors and other suppliers may not be able to acquire or maintain the quality of the materials, components, subsystems and services they supply, which might result in greater product returns, service problems and warranty claims and could harm the combined company’s business, financial condition, results of operations and cash flows. In addition, in connection with its government contracts, the Acquired Business is required to procure certain materials, components and parts from supply sources approved by the U.S. Government and the Acquired Business relies on its subcontractors and suppliers to comply with applicable laws, regulations and other requirements regarding procurement of counterfeit, unauthorized or otherwise non-compliant parts or materials, including parts or materials they supply to the Acquired Business, and in some circumstances, the Acquired Business relies on their certifications as to their compliance. From time to time, there are components for which there may be only one supplier, which may be unable to meet the combined company’s needs. Each of these subcontractor and supplier risks could have a material adverse effect on the combined company’s business, financial condition, results of operations and cash flows.

The Acquired Business participates in markets that are often subject to uncertain economic conditions, which makes it difficult to estimate growth in such markets and, as a result, future income and expenditures.

The Acquired Business participates in U.S. and international markets that are subject to uncertain economic conditions. In particular, U.S. Government spending priorities and levels remain uncertain and difficult to predict and are affected by numerous factors, including sequestration and potential alternative funding arrangements. In addition, certain of the Acquired Business’ non-U.S. customers, including in the Middle East and other oil or natural gas-producing countries, could be adversely affected by weakness or volatility in oil or natural gas prices, or negative expectations about future prices or volatility, which could adversely affect demand for tactical communications, electronic systems or other products, systems, services or technologies. As a result, it is difficult to estimate the level of growth in the markets in which the Acquired Business participates. Because all components of the Acquired Business’ budgeting and forecasting are dependent on estimates of growth in the markets it serves, the uncertainty renders estimates of or guidance relating to future revenue, income and expenditures even more difficult. As a result, the combined company may make significant investments and expenditures but never realize the anticipated benefits.

The Acquired Business is subject to government investigations

U.S. Government contractors are subject to extensive legal and regulatory requirements, including ITAR and the Foreign Corrupt Practices Act, and from time to time agencies of the U.S. Government may investigate whether the Acquired Business has been and is operating in accordance with these requirements. Under U.S. Government regulations, an indictment of the Acquired Business by a federal grand jury, or an administrative finding against it as to its present responsibility to be a U.S. Government contractor or subcontractor, could result in the combined company being suspended for a period of time from eligibility for awards of new government contracts or task orders or in a loss of export privileges, which could have a material adverse effect on its results of operations and cash flows. A conviction, or an administrative finding against the combined company that satisfies the requisite level of seriousness, could result in debarment from contracting with the U.S. Government for a specific term, which could have a material adverse effect on the combined business’s results of operations and cash flows.

The Acquired Business faces certain significant risk exposures and potential liabilities that may not be covered adequately by insurance or indemnity

The Acquired Business is exposed to liabilities that are unique to the products, systems and services it provides. A significant portion of the Acquired Business relates to designing, developing and manufacturing advanced training devices, systems and products. New technologies associated with these systems and products may be untested or unproven. Part of the Acquired Business conducts live flight training which is inherently dangerous, and there is the potential there could be loss of life and extensive property damage. Other examples of unforeseen problems that could, either directly or indirectly, negatively affect revenue and profitability include problems with quality and workmanship, or delivery of subcontractor components. In addition, problems and delays in development or delivery as a result of issues with respect to design, technology, licensing and patent rights, labor, or materials and components could prevent the combined company from achieving contractual requirements. In certain circumstances, the Acquired Business may receive indemnification from the U.S. Government, but it generally does not receive indemnification from foreign governments. Although we maintain insurance for certain risks, the amount of our insurance coverage may not be adequate to cover all claims or liabilities with respect to the Acquired Business, and we may be forced to bear substantial costs from an accident or incident. It also is not possible for the Company to obtain insurance to protect against all operational risks and liabilities. Substantial claims resulting from an incident in excess of U.S. Government indemnity and our insurance coverage would harm the combined company’s financial condition, results of operations and cash flows. Moreover, any accident or incident for which we are liable, even if fully insured, could negatively affect our standing with our customers and the public, thereby making it more difficult for us to compete effectively, and could significantly impact the cost and availability of adequate insurance in the future.

USE OF PROCEEDS

The total net proceeds of the Offering, after deduction of the Underwriters’ fee of US$                 payable by the Company and the estimated expenses of the Offering of approximately US$                , are estimated to be approximately US$                . If the Over-Allotment Option is exercised in full, the total aggregate net proceeds to the Company are estimated to be approximately US$                , after deduction of the Underwriters’ fee payable by the Company in respect of the Option Shares sold pursuant to the exercise of the Over-Allotment Option and the estimated expenses of the Offering.

CAE expects to finance the purchase price as well as the costs of the Acquisition out of a combination of: (1) the net proceeds from the Private Placements; (2) the net proceeds from this Offering; and (3) currently available liquidities, including cash on hand and/or advances or drawdowns under one or more of the Company’s Senior Credit Agreements or other debt financing.

The expenses of the Offering and the Private Placements will be paid from the general funds of CAE.

The following table sets forth the total estimated net proceeds available to CAE upon the completion of the Offering, the Private Placements and available liquidities (including advances or drawdowns under one or more of the Company’s Senior Credit Agreements or other debt financing), both with and without giving effect to the exercise of the Over-Allotment Option:

	Without including the exercise of the Over- Allotment Option		Including the exercise of the Over-Allotment Option
	(in millions of US$)(2)
Proceeds to CAE
Gross proceeds raised pursuant to the Offering
Underwriters’ fee
Expenses relating to the Offering
Total estimated net proceeds pursuant to the Offering
Approximate gross proceeds raised pursuant to the Private Placements(1)	550		550
Subscription Fee and other expenses relating to the Private Placements	25		25
Total estimated net proceeds pursuant to the Private Placements	525		525
Available liquidities(3)
Total Net Proceeds and Available Liquidities Used	1,070	(4)	1,070	(4)

(1)	Excluding interest that may be earned on the escrowed gross proceeds of the Private Placements.
(2)	For purposes of this table, the approximate proceeds and expenses of the Private Placements have been converted from CAD to U.S. dollars.
(3)	Including cash on hand and/or advances or drawdowns under one or more of the Company’s Senior Credit Agreements or other debt financing.
(4)

Represents (i) the purchase price under the Acquisition Agreement (which is subject to customary adjustments), and (ii) the currently estimated costs, fees and expenses associated with the Acquisition, including advisory fees and other transaction costs and professional fees.

While we intend to use a portion of the net proceeds from the Offering to partially fund the purchase price and related costs of the Acquisition, the completion of the Offering is not conditional on the closing of the Acquisition, and if such Acquisition were not to close for any reason, the proceeds of the Offering will not be returned to investors but rather will be used for the Company’s general corporate purposes, which may include funding future potential acquisition and growth opportunities. As a result of the fact that we operate in a dynamic and rapidly-evolving market, we do not believe we can provide the approximate amounts of the proceeds that would be allocated to each of these other purposes with certainty. As such, we have not specifically allocated the net proceeds amongst these alternate purposes as at the date of this Prospectus Supplement. Such decisions will depend on market and competitive factors, as they evolve over time.

Pending their use, we intend to invest the net proceeds from the Offering in short-term, investment grade, interest bearing instruments or hold them as cash or cash equivalents, and repay a portion (which initially is expected to be none) of the indebtedness outstanding under one or more of the Company’s Senior Credit Agreements. Any amounts repaid under the Senior Credit Agreements would be expected to be redrawn as and when needed to partially fund the purchase price and related costs of the Acquisition, or, if such Acquisition were not to close for any reason, for working capital and general corporate purposes, and to fund the Company’s ongoing growth strategies, which include pursuing future potential acquisition and growth opportunities as they present themselves. Any indebtedness that may be repaid under our Senior Credit Agreements was principally incurred in the normal course of business to provide working capital in respect of our ongoing operations, to finance business acquisitions completed by the Company and for other general corporate purposes. See “Plan of Distribution - Relationships Between the Underwriters and the Company, and Conflicts of Interest”.

For the purposes hereof, the “Senior Credit Agreements” means, collectively, (a) that certain Second Amended and Restated Credit Agreement, dated as of August 23, 2019, among, inter alios, the Company and certain subsidiaries of the Company, as borrowers, the subsidiaries of the Company party thereto, as guarantors, the lenders party thereto, as lenders, and The Bank of Nova Scotia, as administrative agent (the “Senior Revolving Credit Agreement”), (b) that certain Credit Agreement, dated as of December 20, 2018 as amended as of August 23, 2019, among, inter alios, the Company, as borrower, the subsidiaries of the Company party thereto, as guarantors, the lenders party thereto, as lenders, and The Toronto-Dominion Bank, as administrative agent (the “Term Loan Agreement”), and (c) that certain Credit Agreement, dated as of April 9, 2020, among, inter alios, the Company, as borrower, the subsidiaries of the Company party thereto, as guarantors, the lenders party thereto, as lenders, and The Bank of Nova Scotia, as administrative agent (the “2020 Senior Credit Agreement”), in each case as the same may be amended, restated or replaced from time to time. As at March 5, 2021, there was approximately US$25.8 million (including approximately US$25.8 million face amount of letters of credit) outstanding (expressed in US$ equivalent) under the Company’s Senior Revolving Credit Agreement, and US$150 million outstanding under the Company’s Term Loan Agreement. The 2020 Senior Credit Agreement is undrawn as of March 5, 2021.

While we currently anticipate that we will use the net proceeds from the Offering as set forth above, the actual use of the net proceeds may vary depending on the circumstances, including due to results of operations, market and other conditions, future strategic growth and acquisition opportunities that may become available to the Company, as well as other factors described under “Risk Factors”.

DESCRIPTION OF SHARE CAPITAL OF THE COMPANY

CAE is authorized to issue an unlimited number of Common Shares of which 282,868,743 were issued and outstanding as of March 5, 2021, and an unlimited number of preferred shares, issuable in series, none of which were issued and outstanding as at March 5, 2021.

A summary of the material attributes of the Common Shares is set out in the Shelf Prospectus under the heading “Description of Share Capital – Common Shares”.

CONSOLIDATED CAPITALIZATION

The table below sets out the consolidated capitalization of the Company as at December 31, 2020, being the date of the Interim Financial Statements, (A) on an actual basis, (B) on a pro forma basis to give effect to the Private Placements (after deducting $31,000,000, representing the Subscription Fee and the aggregate approximate expenses of the Private Placements), and (C) on a pro forma basis to give effect to (i) the Private Placements (after deducting $31,000,000, representing the Subscription Fee and the aggregate approximate expenses of the Private Placements), (ii) the Offering (assuming no exercise of the Over-Allotment Option, after deducting the Underwriters’ fee of US$                 and the estimated expenses of the Offering of US$                ), and (iii) the completion of the Acquisition and related use of proceeds from the Private Placements, the Offering and anticipated use of available liquidities (including cash on hand and/or advances or drawdowns under one or more of the Company’s Senior Credit Agreements or other debt financing), in each case, as if each had occurred as at December 31, 2020.

This table should be read in conjunction with the Interim Financial Statements and Interim MD&A, each of which is incorporated by reference in this Prospectus Supplement. Other than as set forth below, there have been no material changes in CAE’s share and loan capital on a consolidated basis since December 31, 2020. See “Use of Proceeds”.

	As at December 31, 2020 (Actual)	As at December 31, 2020 after giving effect to the Private Placements(1)	As at December 31, 2020 after giving effect to the transactions referred to under (C) above(1)(2)(3)
	(in millions of $)(4)(5)(6)
Cash and cash equivalents	619.9	619.9

Long-Term Debt, including current portion:
Unsecured senior notes
U.S. dollar denominated, fixed rate - 3.60% to 4.90%	1,236.1	1,236.1
Canadian dollar, fixed rate - 4.15%	30.0	30.0
Term loans
U.S. dollar, variable rate	225.5	225.5
Canadian dollar, variable rate	42.1	42.1
Other	14.2	14.2
Lease liabilities
U.S. dollar	239.9	239.9		(7)
Other	239.8	239.8
R&D obligations
Canadian dollar	412.2	412.2
Revolving credit facilities
U.S. dollar, variable rate	—	—		(8)
Canadian dollar, variable rate	—	—

Total long-term debt, including current portion	2,439.8	2,439.8

Share Capital:
Total equity(9)	2,860.9	3,529.9

Total capitalization	$5,300.7	$5,969.7	$

Number of Common Shares	282,760,778	305,160,778

Notes:

(1)

Based on the issuance of 22,400,000 Placement Common Shares pursuant to the Private Placements for aggregate net proceeds of $669,000,000, representing aggregate gross proceeds of $700,000,000, less an amount of $31,000,000, representing the Subscription Fee and aggregate approximate expenses of the Private Placements. The expenses of the Private Placements were paid from the general funds of the Company. See “Use of Proceeds”.

(2)

Based on the issuance of                  Firm Shares pursuant to the Offering, for aggregate net proceeds of $                 (US$                ), representing aggregate gross proceeds of $                 (US$                ) less the Underwriters’ fee of $                 (US$                ) and aggregate estimated expenses of the Offering of approximately $                 (US$                ). The expenses of the Offering will be paid from the general funds of the Company. See “Use of Proceeds”.

(3)

Assumes that the net proceeds of the Offering will be used to partially fund the purchase price and related costs of the Acquisition. However, if such Acquisition were not to close for any reason, we may use all or a portion of the net proceeds of the Offering for other general corporate purposes. See “Use of Proceeds” and “Risk Factors”.

(4)	Except for the number of Common Shares.
(5)

For purposes of this table, the proceeds and expenses of the Offering have been converted from USD to Canadian dollars on the basis of USD$1.00 = $1.2655, based on the daily exchange rate as published by Thomson Reuters on March 5, 2021.

(6)

All other foreign currency denominated amounts in this table have been converted to Canadian dollars using the applicable closing foreign exchange rates as published by Thomson Reuters on December 31, 2020.

(7)	Includes lease liabilities assumed as part of the Acquisition in the amount of approximately US$19 million.
(8)

Assumes that available liquidities in the amount of US$                will be used to partially fund the purchase price and related costs of the Acquisition through drawdowns under the Company’s Senior Credit Agreements. Depending on market and other conditions, we may however use a combination of cash on hand and/or advances or drawdowns under one or more of the Company’s Senior Credit Agreements or other debt financing. See “Use of Proceeds”.

(9)	Total equity represents share capital, contributed surplus, accumulated other comprehensive income, retained earnings and non-controlling interests.

PRIOR SALES

For the 12-month period prior to the date hereof, the Company has issued Common Shares and securities convertible into, or exercisable or exchangeable for, Common Shares as listed on the table set forth below:

Date of Issuance	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issuance / Exercise Price per Security
March 5, 2020 – March 5,2021	Common Shares	Exercise of options	654,990	$29.90 (weighted average price)

March 5, 2020 – March 5,2021	Common Shares	Share issuance – Dividend Reinvestment Plan (DRIP) / Optional cash purchase of Common Shares	24,299	$17.44 (weighted average price)

March 5, 2020 – March 5,2021	Stock options	Grant of options	2,697,713	$20.65 (weighted average price)

November 30, 2020	Common Shares	Public Offering	11,569,000	$29.85

November 30, 2020	Common Shares	Private placement with CDPQ	5,025,126	$29.85

March 4, 2021	Subscription Receipts	Private Placements (as described herein)	22,400,000	$31.25

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the NYSE and the TSX under the symbol “CAE”.

The following table sets forth the monthly range of high and low prices and the aggregate volume of trading of the Common Shares on the NYSE during the 12 months preceding the date of this Prospectus Supplement.

Month	Price per Common Share (US$) Monthly High	Price per Common Share (US$) Monthly Low	Common Share Volume for Period
March 1 to 5, 2021	30.54	29.16	811,412
February 2021	27.36	23.27	1,656,899
January 2021	27.83	22.22	2,346,363
December 2020	27.88	24.41	1,926,097
November 2020	25.92	17.35	2,995,695
October 2020	18.30	15.29	2,663,166
September 2020	15.90	14.05	1,917,559
August 2020	16.48	14.42	1,859,178
July 2020	15.78	14.55	1,917,317
June 2020	20.88	15.29	3,147,117
May 2020	16.08	13.56	2,534,439
April 2020	17.14	11.21	4,383,766
March 2020	27.76	9.94	5,282,148

The following table sets forth the monthly range of high and low prices and the aggregate volume of trading of the Common Shares on the TSX during the 12 months preceding the date of this Prospectus Supplement.

Month	Price per Common Share ($) Monthly High	Price per Common Share ($) Monthly Low	Common Share Volume for Period
March 1 to 5, 2021	38.70	36.87	5,635,129
February 2021	34.19	29.92	10,194,555
January 2021	35.19	28.51	15,923,104
December 2020	35.60	31.20	15,384,572
November 2020	33.72	22.92	22,554,909
October 2020	24.01	20.34	17,841,917
September 2020	20.83	18.76	11,262,566
August 2020	21.94	19.20	15,167,415
July 2020	21.41	19.73	16,164,370
June 2020	27.88	20.81	23,197,048
May 2020	22.63	18.52	21,955,889
April 2020	23.80	15.87	31,604,451
March 2020	37.01	15.15	33,062,049

PLAN OF DISTRIBUTION

General

The Offering consists of Common Shares at the Offering Price of US$                 per Common Share and, if the Over-Allotment Option is exercised, up to an additional Common Shares at the Offering Price. The Firm Shares will be issued on the Closing Date pursuant to the Underwriting Agreement.

Pursuant to the Underwriting Agreement, the Company has agreed to sell the Firm Shares to the Underwriters, and the Underwriters have severally, agreed to purchase, as principal, the number of Common Shares set out opposite their respective names below, representing an aggregate of Common Shares at the Offering Price of US$             per Firm Share for aggregate gross consideration of US$            , payable in cash to CAE against delivery of the Firm Shares on the Closing Date. The Underwriting Agreement provides that, in consideration of the services of the Underwriters in connection with the Offering, the Company will pay the Underwriters a fee of US$             per Common Share issued and sold as part of the Offering, for an aggregate fee payable of US$             (assuming the Over-Allotment Option is not exercised). The Underwriters’ fee in respect of the Offering is payable on the Closing Date (and, as applicable, upon the closing of the exercise of the Over-Allotment Option).

Underwriter	Number of Common Shares
Goldman Sachs & Co. LLC
TD Securities Inc.
RBC Dominion Securities Inc.
Scotia Capital (USA) Inc.

Total:

The Offered Shares will be offered in the U.S. and in Canada through the Underwriters either directly or, if applicable, through their respective U.S. or Canadian registered broker-dealer affiliates or agents, as applicable. The Offering is being made concurrently in the U.S. and in all of the provinces of Canada pursuant to MJDS. Offers may also be made on a private placement basis where permitted by applicable law. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters the Over-Allotment Option to purchase, if exercised, up to an additional                  Common Shares at the Offering Price on the same terms and conditions as the Offering, exercisable in whole or in part, for a period of 30 days following the Closing Date solely for the purpose of covering over-allotments, if any, and for market stabilization purposes. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position acquires those Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or through secondary market purchases. This Prospectus Supplement qualifies the issuance of Common Shares upon exercise of the Over-Allotment Option. The Company will also pay the Underwriters’ fee in respect of the Option Shares issued and sold by the Company if the Over-Allotment Option is exercised.

The terms of the Offering, including the Offering Price, were established through negotiation between the Company and the Lead Underwriters, on their own behalf and on behalf of the other Underwriters. Without affecting the firm obligation of the Underwriters to purchase from the Company the Offered Shares at the Offering Price and in accordance with the Underwriting Agreement, after the Underwriters have made a reasonable effort to sell all of the Offered Shares offered hereby at the

Offering Price, the offering price to the public may be decreased and further changed from time to time to an amount not greater than the Offering Price specified herein. Any such reduction shall not affect the Underwriters’ fee nor the proceeds to be received by the Company.

The total expenses related to the Offering to be paid by the Company, excluding the Underwriters’ fee, are estimated to be approximately US$            .

In connection with the Offering, certain of the Underwriters or securities dealers may distribute this Prospectus Supplement electronically.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint (within the meaning of such terms under the laws of the State of New York), and may be terminated upon the occurrence of certain stated events set forth in the Underwriting Agreement, including “market out”, “disaster out”, “regulatory out” and “material adverse change out” rights of termination.

The Underwriters are entitled under the Underwriting Agreement to customary indemnification by the Company against certain liabilities and expenses. The Underwriting Agreement also provides that the Company will indemnify the Underwriters and their respective directors, officers, affiliates, employees, and each person who controls any Underwriter within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act against certain liabilities, claims, losses, costs, damages and expenses.

In connection with the sale of the Offered Shares, the Underwriters may receive compensation from the Company or from purchasers of the Offered Shares for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of the Offered Shares may be deemed to be “underwriters” within the meaning of the U.S. Securities Act and any commissions received by them from the Company and any profit on the resale of Offered Shares by them may be deemed to be underwriting commissions under the U.S. Securities Act.

The Offering Price for the Offered Shares offered in the U.S. and in Canada is payable in U.S. dollars only. All of the proceeds of the Offering will be paid to CAE by the Underwriters in U.S. dollars based on the U.S. dollar Offering Price.

The Common Shares are listed and posted for trading on the TSX and the NYSE. The Company has applied to list the Offered Shares on the TSX and on the NYSE. Listings will be subject to CAE fulfilling all of the listing requirements of the TSX and the NYSE, respectively.

The Closing Date of the Offering is expected to occur on or about March            , 2021, or such later date as the Company and the Underwriters mutually agree in writing.

Price Stabilization, Short Positions and Passive Market Making

In connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. These transactions may also include making short sales of the Offered Shares, which involve the sale by the Underwriters of a greater number of Offered Shares than they are required to purchase in the Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount. The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing Offered Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of the Offered Shares available for purchase in the open market compared with the price at which they may purchase Offered Shares through the Over-Allotment Option.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Common Shares. The policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purposes of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Until the distribution of Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares.

The Underwriters must close out any naked short position by purchasing Offered Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Offered Shares in the open market that could adversely affect investors who purchase in the Offering. An investor who acquires Common Shares forming part of the Underwriters’ over-allocation position resulting from any covered short sales or naked short sales will, in each case, acquire such Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. Purchases of Common Shares to stabilize the price or to reduce a short position may cause the price of the Common Shares to be higher than it might otherwise be in the absence of such purchases. No representation is made as to the magnitude or effect of such stabilization or other activities. The Underwriters are not required to engage in these activities.

Lock-Up Arrangements

Pursuant to the Underwriting Agreement, CAE has agreed, subject to certain exceptions, not to directly or indirectly, create, allot, authorize, offer, issue, secure, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Common Shares, rights to purchase such Common Shares or any securities convertible into or exercisable or exchangeable for such Common Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Common Shares, whether any such transaction described above is to be settled by delivery of such Common Shares or such other securities or interests, in cash or otherwise, or agree to do any of the foregoing, for a period from the date of the Underwriting Agreement until 90 days following closing of the Offering without the prior written consent of the Lead Underwriters, on behalf of the Underwriters, which consent will not be unreasonably withheld or delayed, except for (i) the issuance by the Company of Common Shares issued and sold pursuant to the Offering, including as a result of the exercise of the Over-Allotment Option; (ii) the issuance by the Company of the Common Shares upon the exercise of an option or warrant or the conversion of currently outstanding securities, including Subscription Receipts; (iii) the issuance by the Company of any Common Shares or options to acquire Common Shares or other award, right or grant pursuant to the Company’s existing stock option plan, deferred share unit plan, performance and restricted share unit plan or employee share purchase plan and the issuance of Common Shares in connection with the exercise, vesting or settlement of any such options, awards rights or grants; (iv) the issuance by the Company of any Common Shares pursuant to a dividend reinvestment plan or optional share purchase plan; (v) to satisfy existing contractual arrangements entered into and disclosed to the Underwriters in writing at or prior to such time as the Underwriting Agreement is executed; or (vi) pursuant to the Company’s shareholder rights plan.

Directors and officers of the Company (each, a “locked-up party”) have agreed that, without the prior written consent of the Lead Underwriters, on behalf of the Underwriters, they will not, and will not publicly disclose an intention to, during the period ending 30 days after the date of this Prospectus Supplement (the “restricted period”) (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for any Common Shares, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares or such other securities; whether any such transaction described above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•

transactions relating to the Common Shares or other securities acquired in open market transactions after the completion of the Offering; provided that no filing or public announcement under Section 16(a) of the U.S. Exchange Act, under any Canadian securities laws or otherwise is required or voluntarily made during the restricted period in connection with any such subsequent sales of the Common Shares or other securities acquired in such open market transactions;

•

the exercise of stock options or other similar awards granted pursuant to our equity incentive plans or the vesting or settlement of awards granted pursuant to our equity incentive plans (including the delivery and receipt of Common Shares, other awards or any securities convertible into or exercisable or exchangeable for Common Shares in connection with such vesting or settlement), provided that the foregoing restrictions shall apply to any locked-party’s Common Shares or any security convertible into or exchangeable for such shares issued or received upon such exercise, vesting or settlement;

•

transfers of Common Shares or any security convertible into or exercisable or exchangeable for such shares: (i) as a bona fide gift or a charitable donation, including as a result of estate or intestate succession, or pursuant to a will or other testamentary document; (ii) if the locked-up party is a natural person, to a member of the immediate family of such locked-up party, any trust or other like entity for the direct or indirect benefit of such locked-up party or the immediate family of such locked-up party or to a corporation, partnership, limited liability company or other entity of which such locked-up party and the immediate family of such locked-up party are the direct or indirect legal and beneficial owners of all the outstanding equity securities or similar interests of such corporation, partnership, limited liability company or other entity; and (iii) if the locked-up party is a corporation, partnership, limited liability company or other entity, to any trust or other like entity for the direct or indirect benefit of such locked-up party or any affiliate (as defined in Rule 405 under the U.S. Securities Act), wholly owned subsidiary, limited partner, member or stockholder of such locked-up party, to any affiliate, wholly owned subsidiary, limited partner, member or stockholder of such locked-up party or to any investment fund or other entity controlled or managed by such locked up-party; provided that in the case of any transfer or distribution pursuant to this paragraph, other than a charitable donation, no public filing or public announcement under Section 16(a) of the U.S. Exchange Act or Canadian securities laws, reporting a reduction in beneficial ownership of the Common Shares, shall be required or shall be voluntarily made during the restricted period;

•

(A) the establishment or modification of any trading plan that complies with Rule 10b5-1 under the U.S. Exchange Act or similar plan under Canadian securities laws for the transfer of Common Shares, provided that (i) such plan does not provide for the transfer or modification of such shares during the restricted period and (ii) to the extent a public announcement or filing under the U.S. Exchange Act or Canadian securities laws, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer or modification of such shares may be made under such plan during the restricted period, and (B) the termination of any trading plan established pursuant to Rule 10b5-1 under the U.S. Exchange Act or similar plan under Canadian securities laws for the transfer of Common Shares;

•

the transfer of Common Shares or any security convertible into or exercisable or exchangeable for such shares to us, pursuant to agreements or rights in existence on the date hereof under which we have the option to repurchase such shares or a right of first refusal with respect to transfers of such shares, in each case, in connection with the termination of the locked-up party’s employment or other service relationship with us; provided that any public filing or public announcement under Section 16(a) of the U.S. Exchange Act or Canadian securities laws required or voluntarily made during the restricted period shall clearly indicate that such transfer was made solely to the Company pursuant to the circumstances described above;

•

the transfer of Common Shares or any securities convertible into or exercisable or exchangeable for such shares from a locked-up party to the Company (or the purchase and cancellation of same by us) upon a vesting event of our securities or upon the exercise of options to purchase such shares by a locked-up party, in each case on a ‘‘cashless’’ or ‘‘net exercise’’ basis, or to cover tax withholding obligations of such locked-up party in connection with such vesting or exercise; provided that any public filing or public announcement under Section 16(a) of the U.S. Exchange Act or Canadian securities laws required or voluntarily made during the restricted period shall clearly indicate that such transfer was made pursuant to the circumstances described above;

•

the transfer of Common Shares or any security convertible into or exercisable or exchangeable for such shares pursuant to a bona fide third-party tender offer, merger, amalgamation, consolidation or other similar transaction made to all holders of such shares involving a change of control of the Company, provided that in the event that the tender offer, merger, amalgamation, consolidation or other such transaction is not completed, such shares owned by such locked-up party shall remain subject to the restrictions described in the immediately preceding paragraph;

•

the exercise of any right with respect to, or the taking of any other action in preparation for, a registration by the Company of Common Shares or any securities convertible into or exercisable or exchangeable for such shares, provided that no transfer of a locked-up party’s shares proposed to be registered pursuant to the exercise of such rights shall occur, and no registration statement shall be filed, during the restricted period; and further provided that no public announcement regarding such exercise or taking of such action shall be required or shall be voluntarily made during the restricted period; and

•

any transfer of Common Shares that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order; provided that any public filing or public announcement under Section 16(a) of the U.S. Exchange Act or Canadian securities laws required or voluntarily made during the restricted period shall clearly indicate that such transfer was made solely to the Company pursuant to the circumstances described above;

provided that in the case of any transfer or distribution pursuant to the third and tenth bullets above, each donee, distributee or transferee, other than a recipient of a charitable donation, shall agree to the restrictions described in the immediately preceding paragraph concurrently with such transfer or distribution.

The Lead Underwriters, in their sole discretion, may release the Common Shares subject to the lock-up agreements described above in whole or in part at any time.

Closing; Book-Based System

It is expected that the Company will arrange for the deposit of the Offered Shares distributed under this Prospectus Supplement under the book-based system of registration, to be registered to DTC or its nominee and, in the case of the Firm Shares, to be deposited with DTC on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer from or through whom a beneficial interest in the Offered Shares is purchased. Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no Common Shares have been offered or will be offered pursuant to the Offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Common Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the Common Shares may be offered to the public in that Relevant State at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of the Common Shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the Common Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Common Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

The Common Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the

Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the Common Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Common Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Singapore

This Prospectus Supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Common Shares may not be circulated or distributed, nor may the Common Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the Common Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the Common Shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the Common Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the Common Shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

United Kingdom

No Common Shares have been offered or will be offered pursuant to the Offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Common Shares which has been approved by the Financial Conduct Authority, except that the Common Shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the Common Shares shall require the Company or any manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the Common Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Common Shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Relationships Between the Underwriters and the Company, and Conflicts of Interest

As of the date hereof, each of the Underwriters, other than Goldman Sachs & Co. LLC, is an affiliate of a financial institution which is a lender to the Company under one or more of the Company’s Senior Credit Agreements. Furthermore, Goldman Sachs & Co. LLC is acting as exclusive financial advisor to the Company in connection with the Acquisition and RBC Capital Markets, an affiliate of RBC Dominion Securities Inc., acted as advisor for the Company on the Private Placements. Accordingly, under applicable securities laws, the Company may be considered a “connected issuer” of such Underwriters within the meaning of National Instrument 33-105 – Underwriting Conflicts.

As at March 5, 2021, there was approximately US$25.8 million (including approximately US$25.8 million face amount of letters of credit) outstanding (expressed in US$ equivalent) under the Company’s Senior Revolving Credit Agreement, and US$150 million outstanding under the Company’s Term Loan Agreement. The 2020 Senior Credit Agreement is undrawn as of March 5, 2021.

The Company is in material compliance with all of the terms of the Senior Credit Agreements, and none of the lenders under the respective Senior Credit Agreements has waived any material breach by the Company thereunder. Except as previously disclosed by the Company or as described elsewhere in this Prospectus Supplement or the documents incorporated by reference herein, neither the financial position of the Company nor the value of any security granted under the Senior Credit Agreements has changed substantially and adversely since the Company entered into each of the Senior Credit Agreements, respectively.

In the event the Acquisition were not to close, the net proceeds of the Offering may be used for the reduction of indebtedness incurred by the Company under one or more of the Company’s Senior Credit Agreements. See “Use of Proceeds.” As a result, one or more affiliates of the Underwriters may receive more than 5% of the net proceeds from the Offering in the form of the repayment of indebtedness. Accordingly, the Offering is being conducted in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121, as administered by FINRA. Pursuant to FINRA Rule 5121(a)(1)(B), the appointment of a qualified independent underwriter is not necessary in connection with the Offering, as the Offering is of a class of equity securities for which there is a “bona fide public market,” as defined by FINRA rules. To comply with Rule 5121, none of the Underwriters will confirm sales of the securities to any account over which it exercises discretionary authority without the specific written approval of the account holder.

The decision to distribute the Offered Shares pursuant to the Offering was made by the Company and the determination of the terms of the Offering was made through arm’s-length negotiations between the Company and the Lead Underwriters, on behalf of the Underwriters. The Offering was not required, suggested or consented to by the lenders under the Term Loans or the Revolving Credit Facilities. The Lead Underwriters, on behalf of the Underwriters, participated in the drafting of this Prospectus Supplement, the negotiation of the pricing of the Offered Shares and the due diligence process in respect of the Offering. The Underwriters will receive the underwriting fees payable by the Company.

In addition, in the ordinary course of their business activities, the Underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Company or its affiliates. If any of the Underwriters or their affiliates have a lending relationship with the Company, certain of those Underwriters or their affiliates routinely hedge, and certain other of those Underwriters or their affiliates may hedge, their credit exposure to the Company consistent with their customary risk management policies. Typically, these Underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the Company’s securities, including potentially the Common Shares offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the Common Shares offered hereby. The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the Underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company, any business combination target and/or their respective affiliates and related parties, for which those Underwriters and their affiliates received or will receive customary fees and expenses. The Underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Before the closing of the Acquisition, proceeds from the sale of the Offered Shares and the Private Placements (in accordance with the terms of the Subscription Receipt Agreements) may, from time to time, be invested in short-term deposits or securities, including with the Underwriters or their affiliates. See “Recent Developments” and “Use of Proceeds”.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Norton Rose Fulbright Canada LLP, counsel to CAE, and Stikeman Elliott LLP, counsel to the Underwriters, the following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a purchaser who acquires as beneficial owner Offered Shares pursuant to the Offering or the exercise of the Over-Allotment Option and who, for purposes of the Tax Act, deals at arm’s length and is not affiliated with CAE or the Underwriters, and acquires and holds the Offered Shares as capital property (a “Holder”). Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business and such Holder has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” as defined in the Tax Act for purposes of the mark-to-market rules; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; or (v) that has entered or will enter into, with respect to the Offered Shares, a “derivative forward agreement”, or a “dividend rental arrangement”, as defined in the Tax Act. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.

This summary is based on the facts set out in this Prospectus Supplement and the Shelf Prospectus, the provisions of the Tax Act and the Regulations in force as of the date hereof, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

Additional considerations, not discussed in this summary, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their Canadian tax advisors with respect to the consequences of acquiring Common Shares.

This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.

In general, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares (including, without limitation, dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in foreign currency must be converted into Canadian dollars using appropriate exchange rate determined in accordance with the detailed rules contained in the Tax Act in that regard.

Holders Resident in Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”). A Resident Holder to whom the Offered Shares might not constitute capital property may make, in certain circumstances, the irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and all other Canadian securities held by such person, treated as capital property in the taxation year of the election and in all subsequent taxation years. Resident Holders considering making such election should first consult their own tax advisors.

Taxation of Dividends

Dividends received or deemed to be received on an Offered Share by a Resident Holder will be included in computing the Resident Holder’s income for purposes of the Tax Act. Dividends received or deemed to be received by a Resident Holder who is an individual (other than certain trusts) will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations. To the extent that CAE designates the dividends as “eligible dividends” within the meaning of the Tax Act in the prescribed manner, such dividends will be eligible for the enhanced gross-up and dividend tax credit. CAE has, by notice on its website, indicated that all dividends paid by it since 2007 will be designated as eligible dividends until a notification of change is posted on its website. Dividends received or deemed to be received by individuals (other than certain trusts) may give rise to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Dividends received or deemed to be received by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as a gain from the disposition of capital property or proceeds of disposition. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income. Resident Holders should consult their own tax advisors in this regard.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act), including any dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. Resident Holders should consult their own tax advisors in this regard.

Disposition of Offered Shares

Upon a disposition or a deemed disposition of an Offered Share (other than in a disposition to CAE that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Offered Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Offered Share to the Resident Holder. The adjusted cost base to the Resident Holder of an Offered Share acquired pursuant to the Offering will, at any particular time, be determined by averaging the cost of such share with the adjusted cost base of all Offered Shares of CAE owned by the Resident Holder as capital property at that time, if any.

Generally, one half of any such capital gain (a “taxable capital gain”) realized by a Resident Holder will be required to be included in computing the Resident Holder’s income, and one half of any such capital loss (an “allowable capital loss”) realized by a Resident Holder must be deducted against taxable capital gains realized by the Resident Holder in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by the Resident Holder against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to the detailed rules contained in the Tax Act in this regard.

If the Resident Holder is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by the Resident Holder may be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such Offered Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or beneficiary of a trust that owns Offered Shares, or where a partnership or trust is itself a member of a partnership or a beneficiary of a trust that owns Offered Shares.

If the Resident Holder is a “Canadian-controlled private corporation” (as defined in the Tax Act), the Resident Holder may also be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which is generally includes taxable capital gains. Resident Holders should consult their own tax advisors in this regard.

Capital gains realized by an individual (including certain trusts) may give rise to liability for alternative minimum tax.

Holders Not Resident in Canada

The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and who does not use or hold (and is not deemed to use or hold) the Offered Shares in connection with a business carried on in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act) and such holders should consult their own tax advisors.

This part of the summary is not applicable to a Non-Resident Holder whose Offered Shares are or are deemed to be “taxable Canadian property” for purposes of the Tax Act. Provided that the Offered Shares are listed on a designated stock exchange (which includes the TSX and the NYSE) at a particular time, the Offered Shares generally will not constitute taxable Canadian property to a Non-Resident Holder at that time unless, at any time during the five year period immediately preceding that time: (i) 25% or more of the issued shares of any class or series of CAE’ capital stock were owned by any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the value of the Offered Shares was derived, directly or indirectly, from one or any combination of (a) real or immoveable property situated in Canada, (b) “Canadian resource properties” (as defined in the Tax Act), (c) “timber resource properties” (as defined in the Tax Act), and (d) options in respect of, or interests in or for civil law right in any such property. A Non-Resident Holder’s Offered Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.

Taxation of Dividends

Dividends paid or credited or deemed to be paid or credited by CAE to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, subject to any applicable reduction in the rate of such withholding under an income tax treaty between Canada and the country where the Non-Resident Holder is resident. For example, under the Canada-United States Income Tax Convention (1980), as amended (the “Treaty”), the withholding tax rate in respect of a dividend paid to a person who is the beneficial owner of the dividend and is resident in the U.S. for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15%. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of Offered Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Offered Shares.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes certain material U.S. federal income tax considerations to U.S. Holders (defined below) of the acquisition, ownership, and disposition of the Offered Shares. For purposes of this discussion, a “U.S. Holder” generally means a beneficial owner of the Offered Shares that is, for U.S. federal income tax purposes, any of the following:

•	a citizen or individual resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the laws of, the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect to be treated as a U.S. person under applicable Treasury regulations.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service (the “IRS”), and other applicable authorities, each as in effect as of the date hereof, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular U.S. Holder in light of that U.S. Holder’s individual circumstances, nor does it address any aspects of U.S. federal estate and gift, state, local, or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular U.S. Holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws, such as:

•	insurance companies;

•	tax-exempt organizations;

•	banks, thrifts and other financial institutions;

•	mutual funds, grantor trusts, subchapter S corporations, partnerships, or other pass-through entities for U.S. federal income tax purposes (and investors therein);

•	retirement plans, individual retirement accounts or other tax-deferred accounts;

•	brokers or dealers in securities or currencies;

•	regulated investment companies;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired their Offered Shares pursuant to the exercise of employee stock options or otherwise acquired Offered Shares as compensation or through a tax-qualified retirement plan;

•	real estate investment trusts;

•	persons that hold Offered Shares as part of a straddle, hedge, appreciated financial position, conversion transaction or other risk reduction strategy;

•	persons that hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code;

•	persons liable for alternative minimum tax or the Medicare tax on net investment income;

•	persons that have a “functional currency” other than the U.S. dollar;

•	persons that generally mark their securities to market for U.S. federal income tax purposes;

•

persons required to accelerate the recognition of any item of gross income for United States federal income tax purposes with respect to the Offered Shares as a result of such item being taken into account in an applicable financial statement;

•	persons that own, directly, indirectly or constructively, 10% or more of our common stock (by vote or value) for U.S. federal income tax purposes; and

•	certain U.S. expatriates.

This summary does not address the tax considerations that may be relevant to subsequent purchasers of the Offered Shares.

We have not sought and will not seek any ruling from the IRS with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. There can be no assurance that a court will not sustain any challenge by the IRS.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Offered Shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Any such partner or partnership should consult its own tax advisor as to the particular U.S. federal income tax considerations of holding Offered Shares in light of its particular circumstances.

All U.S. Holders should consult their own tax advisors concerning the tax consequences of the acquisition, ownership, and disposition of the Offered Shares in light of their particular circumstances, including the application of the U.S. federal income tax considerations discussed below, as well as the application of U.S. federal tax laws other than income tax laws (such as estate and gift tax laws), and U.S. state and local, and non-U.S. tax laws.

Cash Distributions

Subject to the application of the PFIC (defined below) rules discussed below, a U.S. Holder that receives a cash distribution with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian tax withheld from such distribution) to the extent of the Company’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the amount of such distribution exceeds the Company’s current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s tax basis in such Offered Shares and thereafter will be treated as gain from the sale or exchange of such Offered Shares. The Company does not currently expect to calculate its earnings and profits under United States federal income tax principles and cannot provide U.S. Holders with such information. Therefore, U.S. Holders should expect the entire amount of a cash distribution received to be treated as a dividend as described above.

The U.S. dollar value of any distribution on Offered Shares made in Canadian dollars should be calculated by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt of the distribution by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax), regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. If the Canadian dollars so received are converted into U.S. dollars on the date of receipt, a U.S. Holder should not recognize foreign currency gain or loss on the conversion. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, the U.S. Holder will have a tax basis in the Canadian dollars equal to the U.S. dollar value of the Canadian dollars on the date of receipt. The tax basis will be used to measure foreign currency gain or loss from a subsequent conversion or other disposition of the Canadian dollars. Any gain or loss on a subsequent conversion or other taxable disposition of the Canadian dollars will be treated as ordinary income or loss to a U.S. Holder and will be income or loss from sources within the United States for U.S. foreign tax credit purposes.

Cash distributions on Offered Shares that are treated as dividends will constitute income from sources outside the United States and will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income.” Dividends will not be eligible for the “dividends received” deduction ordinarily allowed to corporate shareholders with respect to dividends received from U.S. corporations. A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of the Offered Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all foreign income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are very complex, and each U.S. Holder is urged to consult its own tax advisor regarding the application of such rules.

If, as expected, Offered Shares are readily tradable on an established U.S. securities market within the meaning of the Code or (if Offered Shares are not so tradable) if the Company is eligible for benefits under the Treaty, and if certain holding period and other requirements are met, dividends received by non-corporate U.S. Holders will be “qualified dividend income” to such U.S. Holders. Qualified dividend income received by a non-corporate U.S. Holder (including an individual) from the Company will be subject to U.S. federal income tax at preferential rates.

Sale, Exchange or Other Taxable Disposition of Offered Shares

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of an Offered Share. The amount of gain or loss will equal the difference, if any, between the amount realized on the sale, exchange or other taxable disposition and such U.S. Holder’s adjusted tax basis in such Offered Share. Capital gain or loss will be long-term capital gain (currently taxable at a reduced rate for non-corporate U.S. Holders) or loss if, on the date of sale, exchange or other taxable disposition, the Offered Share was held by a U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will be sourced within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

Special adverse tax rules may apply to U.S. Holders if the Company is treated as a “passive foreign investment company” (“PFIC”), under United States federal income tax rules at any time during a U.S. Holder’s holding period in such holder’s Offered Shares. A non-U.S. corporation is treated as a PFIC if during any taxable year, either (1) 75% or more of its gross income consists of certain types of “passive” income or (2) 50% or more of its assets are “passive assets.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains, and “passive assets” are assets that produce passive income or are held for the production of passive income. The Company believes that it was not a PFIC in 2020, and the Company does not expect to become a PFIC in 2021 or any subsequent year. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company’s control and subject to differing interpretations, there can be no assurance that the Company will not become a PFIC in any taxable year or that the IRS will agree with the Company’s conclusion regarding its PFIC status. If the Company is a PFIC in any taxable year, U.S. Holders could suffer adverse consequences, including being subject to increased tax liability (generally including an interest charge) upon the receipt of certain distributions treated as “excess distributions” or the possible characterization of gain from the sale, exchange or other taxable disposition of Offered Shares as ordinary income. Certain elections (including a mark-to-market election) may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from our treatment as a PFIC. U.S. Holders are urged to consult their own tax advisors regarding the adverse United States federal income tax consequences of owning stock of a PFIC.

Backup Withholding and Information Reporting

Under certain circumstances, U.S. backup withholding and/or information reporting may apply to U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other taxable disposition of Offered Shares, unless an applicable exemption is satisfied. Backup withholding

(currently at the rate of 24%) also will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and certifies on an IRS Form W-9 or successor form, under penalty of perjury, that it is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that fails to provide the correct taxpayer identification number on IRS Form W-9 or any successor form may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes the required information to the IRS on a timely basis. U.S. Holders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

THIS DISCUSSION IS INCLUDED HEREIN AS GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE OFFERED SHARES.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Norton Rose Fulbright Canada LLP, of Montreal, Québec, the Company’s Canadian counsel, and Norton Rose Fulbright US LLP, Houston, Texas, the Company’s U.S. counsel, and on behalf of the Underwriters by Stikeman Elliott LLP, of Montreal, Québec, the Underwriters’ Canadian counsel, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, the Underwriters’ U.S. counsel. The partners and associates of each of Norton Rose Fulbright Canada LLP and Stikeman Elliott LLP as a group each beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The independent registered public accounting firm of the Company is PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Québec, Canada H3B 4Y1. PricewaterhouseCoopers LLP is independent of the Company within the meaning of the Code of ethics of chartered professional accountants (Quebec). PricewaterhouseCoopers LLP is a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and is required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB.

The transfer agent and registrar of our Common Shares in the United States is Computershare Trust Company, N.A. at its principal office in Canton, Massachusetts, and in Canada is Computershare Trust Company of Canada at its principal office in the City of Toronto, Ontario.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Certain of the Company’s directors, namely Margaret S. Billson, Marianne Harrison, General David G. Perkins, and Andrew J. Stevens, reside outside of Canada. Each such director has appointed CAE Inc. at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6 as their agent for service of process. Purchasers are advised that it may not be possible for them to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed or furnished with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from our directors or officers, as applicable; (iii) the consent of PricewaterhouseCoopers LLP; (iv) the consent of Norton Rose Fulbright Canada LLP; (v) the consent of Stikeman Elliott LLP; (vi) the Underwriting Agreement; and (vii) the form of indenture relating to debt securities that may be issued under the Shelf Prospectus.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of documents incorporated by reference herein may be obtained on request without charge from the Vice President, Public Affairs and Global Communications or the General Counsel, Chief Compliance Officer and Corporate Secretary of CAE at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6, (telephone 514.341.6780) and are also available electronically on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	November 19, 2020

CAE INC.

$2,000,000,000

Debt Securities

Preferred Shares

Common Shares

Warrants

Share Purchase Contracts

Subscription Receipts

Units

CAE Inc. (“CAE” or the “Company”) may offer and issue from time to time any bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description (collectively, “Debt Securities”), preferred shares (the “Preferred Shares”) or common shares (“Common Shares”, and together with the Preferred Shares, the “Equity Securities”), warrants to acquire Equity Securities, Debt Securities or any of the other securities that are described in this short form base shelf prospectus (the “Warrants”), Share Purchase Contracts (as defined under “Description of Share Purchase Contracts” herein), subscription receipts (“Subscription Receipts”) that entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, any of the other securities that are described in this short form base shelf prospectus (the “Prospectus”), units comprised of one or more of any of the other securities that are described in this Prospectus (“Units”) and any combination of such securities (all of the foregoing collectively, the “Securities”, and individually, a “Security”) of up to $2,000,000,000 aggregate initial offering price of Securities (or the equivalent thereof in one or more foreign currencies or composite currencies, including United States dollars) during the 25-month period that this Prospectus, including any amendments thereto, is effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement. The Securities may be offered separately or together or in any combination, and as separate series. One or more securityholders of the Company may also offer and sell Securities under this Prospectus. See “The Selling Securityholders”.

Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities. The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the Toronto Stock Exchange (the “TSX”) or the New York Stock Exchange (the “NYSE”) or other existing trading markets for the Common Shares, and as set forth in a Prospectus Supplement for such purpose. See “Plan of Distribution”.

All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. For the purposes of applicable securities laws, each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. This Prospectus and any applicable Prospectus Supplement should be read carefully before investing in any Securities offered pursuant to this Prospectus.

CAE will file an undertaking with the applicable securities regulatory authorities that it will not distribute Securities that, at the time of distribution, are novel specified derivatives or asset-backed securities without pre-clearing with the applicable regulator the disclosure to be contained in the Prospectus Supplement pertaining to the distribution of such Securities.

For the purpose of calculating the Canadian dollar equivalent of the aggregate principal amount of Securities issued under this Prospectus from time to time, Securities denominated in or issued in, as applicable, a currency (the “Securities Currency”) other than Canadian dollars will be translated into Canadian dollars using the Bank of Canada daily exchange rate of Canadian dollars with the Securities Currency in effect as of 4:30 p.m. (Montreal time) on the business day before the issue of such Securities.

CAE maintains its registered and head office at 8585 Chemin Côte-de-Liesse, Saint-Laurent, Québec H4T 1G6.

This offering is made by a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and they are subject to Canadian independence and United States auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Prospective investors in the United States should be aware that acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are residents in, or citizens of, the United States may not be described fully herein. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the underwriters or experts named in this Prospectus and/or in a Prospectus Supplement may be residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and such persons may be located outside the United States.

THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company or any selling securityholders may offer and sell Securities to or through underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers, agents or selling securityholders involved in the sale of such Securities and the compensation of any such underwriters, dealers or agents. The Common Shares are listed on the TSX and the NYSE under the symbol “CAE”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the Common Shares will not be listed on any securities exchange.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

The offering of Securities hereunder is subject to approval of certain legal matters on behalf of CAE by Norton Rose Fulbright Canada LLP, Montreal, Québec and by Norton Rose Fulbright US LLP, Houston, Texas.

Unless the context otherwise indicates, references in this Prospectus to “CAE” or the “Company” are references to CAE Inc., its consolidated subsidiaries and predecessor companies.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Company, each of which has been filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form of the Company dated June 10, 2020, for the financial year ended March 31, 2020;

(b)

the audited consolidated financial statements of the Company as at and for the financial years ended March 31, 2020 and 2019, together with the report of the independent registered public accounting firm thereon and the notes thereto, except that the footnote to the audit report included in such audited consolidated financial statements, and any future audited financial statements that are incorporated by reference herein, including in each case any amendment thereto, is hereby expressly excluded from incorporation by reference into the registration statement on Form F-10 of which this Prospectus forms a part;

(c)	the management’s discussion and analysis of financial results for the financial year ended March 31, 2020 (the “Annual MD&A”);

(d)	the unaudited condensed interim consolidated financial statements of the Company as at and for the three and six-month periods ended September 30, 2020 together with the notes thereto;

(e)	the management’s discussion and analysis of financial results for the three and six-month periods ended September 30, 2020 (the “Interim MD&A”); and

(f)	the management proxy circular dated June 16, 2020, prepared in connection with the Company’s annual general meeting held on August 12, 2020.

Any documents of a type described in Item 11.1 of Form 44-101F1 – Short Form Prospectus Distributions, including the types referred to above, any material change reports (excluding confidential reports), and business acquisition reports filed by the Company pursuant to the requirements of securities legislation of any province of Canada, and any other disclosure document which the Company has filed pursuant to an undertaking to a securities regulatory authority of any province of Canada, in each case, after the date of this Prospectus and prior to the date on which this Prospectus ceases to be effective, shall be deemed to be incorporated by reference into this Prospectus. In addition, all documents filed on Form 6-K or Form 40-F by the Company with the United States Securities and Exchange Commission (the “SEC”), after the date of this Prospectus and prior to the date on which this Prospectus ceases to be effective, shall be deemed to be incorporated by reference into the registration statement on Form F-10 of which this Prospectus forms a part, if and to the extent, in the case of any report on Form 6-K, expressly provided in such document.

Any statement contained in this Prospectus or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of Securities, updated disclosure of earnings coverage ratios, if applicable, and other information relating to the Securities, will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

Upon the filing of a subsequent annual information form and the related annual financial statements by the Company with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, and the accompanying management’s discussion and analysis, and material change reports filed prior to the commencement of the Company’s financial year in which such subsequent annual information form is filed, and information circulars and business acquisition reports filed prior to the commencement of the Company’s financial year in respect of which such subsequent annual information form is filed, shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder. Upon interim financial statements and the accompanying management’s discussion and analysis for subsequent interim periods being filed with the applicable securities regulatory authorities during the currency of this Prospectus, all interim financial statements and the accompanying management’s discussion and analysis filed prior to such subsequent interim financial statements will be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder. Upon the Company filing an information circular in connection with an annual general meeting, the information circular filed in connection with the previous annual general meeting (unless such information circular also related to a special meeting) will be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of the Securities hereunder.

In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, CAE is subject to the information requirements of the United States Securities Exchange Act of 1934, as

amended (the “U.S. Exchange Act”), and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by CAE in accordance with such requirements, are available to the public on the SEC’s website at www.sec.gov. The Common Shares are listed on the NYSE.

Prospective investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. The Company has not authorized anyone to provide prospective investors with different or additional information. The Company is not making an offer of the Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of this Prospectus or the applicable Prospectus Supplement.

Any “template version” of any “marketing materials” (as such terms are defined in National Instrument 41-101 – General Prospectus Requirements) pertaining to a distribution of Securities that has been, or will be, filed under the Company’s profile on SEDAR at www.sedar.com after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) will be deemed to be incorporated by reference into the Prospectus Supplement for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

REFERENCE TO CURRENCY

Unless the context otherwise requires, all references herein to currency are references to Canadian dollars. For Securities issued in other than Canadian currency, potential purchasers should be aware that foreign exchange fluctuations are likely to occur from time to time and that the Company does not make any representation with respect to currency values from time to time. Investors should consult their own advisors with respect to the potential risk of currency fluctuations.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus, together with the documents incorporated by reference herein and therein, includes forward-looking statements about the Company’s activities, events and developments that the Company expects to or anticipates may occur in the future including, for example, statements about the Company’s vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations and expected sales. Forward-looking statements normally contain words like “believe”, “expect”, “anticipate”, “plan”, “intend”, “continue”, “estimate”, “may”, “will”, “should”, “strategy”, “future” and similar expressions. By their nature, forward looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties associated with the Company’s business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that the Company believes are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, risks relating to the COVID-19 pandemic such as health and safety, reduction and suspension of operations, global economic conditions, diversions of management attention, heightened IT risks, liquidity risks and credit risks, risks relating to the industry such as competition, business development and awarding of new contracts, level and timing of defence spending, government-funded defence and security programs, constraints within the civil aviation industry, regulatory matters, natural or other disasters, environmental laws and regulations, climate change, risks relating to CAE such as evolving standards and technology innovation, the Company’s ability to penetrate new markets, R&D activities, fixed-price and long term supply contracts, strategic partnerships and long-term contracts, procurement and original equipment manufacturer (OEM) leverage, product integration and program management, protection of the Company’s intellectual property and brand, third-party intellectual property, loss of key personnel, labour relations, liability risks that may not be covered by indemnity or insurance, warranty or other product-related claims, integration of acquired businesses through mergers, acquisitions, joint ventures, strategic alliances or divestitures, reputational risk, U.S. foreign ownership, control or influence mitigation measures, length of sales cycle, seasonality, continued returns to shareholders, information technology and cybersecurity, the Company’s reliance on technology and third party providers, data privacy, and risks relating to the market such as foreign exchange, availability of capital, credit risk, pension plan funding, doing business in foreign countries, geopolitical uncertainty, anti-corruption laws and taxation matters. Additionally, differences could arise because of events announced or completed after the date of this Prospectus. More information about the risks and uncertainties affecting CAE’s business can be found in the Annual MD&A and the Interim MD&A and under “Risk Factors” in this Prospectus. Any one or more of the factors described above and elsewhere in this Prospectus, together with the documents incorporated by reference herein and therein, may be exacerbated by the continuing COVID-19 pandemic and may have a heightened negative impact on CAE’s business, results of operations and financial condition. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this Prospectus, together with the documents incorporated by reference herein and therein, are not necessarily the only ones the Company faces; additional risks and uncertainties that are presently unknown to the Company or that the Company may currently deem immaterial may adversely affect CAE’s business.

Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this Prospectus, together with the documents incorporated by reference herein and therein, are expressly qualified by this cautionary statement.

Material Assumptions

The forward-looking statements set out in this Prospectus, together with the documents incorporated by reference herein and therein, are based on certain assumptions including, without limitation: the anticipated negative impacts of the COVID-19 pandemic on the Company’s businesses, operating results, cash flows and/or financial condition, including the intended effect of mitigation measures implemented as a result of the COVID-19 pandemic, CAE’s available liquidity from cash and cash equivalents, undrawn amounts on CAE’s revolving credit facilities, the balance available under CAE’s receivable purchase program, CAE’s cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future; and no material financial, operational or competitive consequences from changes in regulations affecting CAE’s business. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this Prospectus, together with the documents incorporated by reference herein and therein, refer to “Risk Factors” in this Prospectus and the applicable reportable segment in the Annual MD&A and the Interim MD&A. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Accordingly, the assumptions outlined in this Prospectus, together with the documents incorporated by reference herein and therein, and, consequently, the forward-looking statements based on such assumptions, may turn out to be inaccurate.

TRADEMARKS AND TRADE NAMES

This Prospectus and the documents incorporated by reference herein and therein include certain trademarks and trade names which are protected under applicable intellectual property laws and are the Company’s property. Solely for convenience, the Company’s trademarks and trade names referred to in this Prospectus and in the documents incorporated by reference herein and therein may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. All other trademarks used in this Prospectus or the documents incorporated by reference herein and therein are the property of their respective owners.

CAE INC.

CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, CAE continues to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. CAE is the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. Testament to its customers’ ongoing needs for its solutions, over 60 percent of CAE’s revenue is recurring in nature. CAE has the broadest global presence in its industry, with approximately 10,000 employees, 160 sites and training locations in over 35 countries.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on experience, strong technical capabilities, a highly trained workforce and global reach.

CAE’s reportable segments are: Civil Aviation Training Solutions, Defence and Security and Healthcare.

CAE’s Common Shares are listed on the TSX and the NYSE under the symbol “CAE.” CAE’s registered office is located at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6.

Additional information about the Company’s business is included in the documents incorporated by reference into this Prospectus Supplement, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

USE OF PROCEEDS

The net proceeds to the Company from any offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities. The Company will not receive any proceeds from any sale of any Securities by selling securityholders.

CONSOLIDATED CAPITALIZATION

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company since the date of the Company’s most recently filed financial statements, including, as required, any material change, and the effect of such material change, that will result from the issuance of Securities pursuant to such Prospectus Supplement.

There have been no material changes to the Company’s share and loan capitalization since September 30, 2020, the date of the most recently filed unaudited consolidated interim financial statements of the Company.

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

DESCRIPTION OF DEBT SECURITIES

As of the date of this Prospectus, the Company has issued US$150 million 4.36% Series A unsecured senior notes due 2033, US$50 million 4.68% Series B unsecured senior notes due 2026, US$127 million 3.597% Series C unsecured senior notes due 2024, US$98 million 3.597% Series D unsecured senior notes due 2027, C$10 million 4.151 % Series E unsecured senior notes due 2024, C$20 million 4.151 % Series F unsecured senior notes due 2027, US$90 million 4.47% Series G unsecured senior notes due 2029, US$90 million 4.47% Series H unsecured senior notes due 2031, US$90 million 4.57% Series I unsecured senior notes due 2031, US$90 million 4.57% Series J unsecured senior notes due 2034, US$90 million 4.72% Series K unsecured senior notes due 2034 and US$100 million 4.90% Series L senior unsecured notes due 2034.

The Company may issue Debt Securities, separately or together, with Common Shares, Preferred Shares, Warrants, Share Purchase Contracts, Subscription Receipts or Units or any combination thereof, as the case may be. The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees that will be named in a Prospectus Supplement for a series of Debt Securities. The following description of the Debt Securities is subject to the detailed provisions of a form of Indenture. The description of certain provisions of the Indenture or of any instalment receipt and pledge agreement (see below) in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture or of any instalment receipt and pledge agreement, as applicable. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the specific designation of the Debt Securities;

•	the price or prices at which the Debt Securities will be issued;

•	any limit on the aggregate principal amount of the Debt Securities;

•

the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

•

the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

•	the terms and conditions under which the Company may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which the Company may redeem the Debt Securities, in whole or in part, at the Company’s option;

•	the covenants and events of default applicable to the Debt Securities;

•	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities and any provisions for the adjustment thereof;

•

if applicable, the ability of the Company to satisfy all or a portion of any redemption of such Debt Securities, any payment of any interest on such Debt Securities or any repayment of the principal owing upon the maturity of such Debt Securities through the issuance of Securities of the Company or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

•

whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

•	whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

•	the authorized denominations in which registered Debt Securities and bearer Debt Securities will be issuable, as applicable;

•	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•	the currency in which the Debt Securities are denominated or the currency in which the Company will make payments on the Debt Securities;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities;

•	whether or not the Debt Securities will be guaranteed by some or all of the subsidiaries of CAE, and the terms of any such guarantees;

•	whether the Debt Securities (or instalment receipts representing the Debt Securities, if applicable) will be listed on any securities exchange;

•	the provisions applicable to the modification of the terms of the Indenture; and

•	any other terms of the Debt Securities which apply solely to the Debt Securities.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

The Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement may be represented by instalment receipts which will provide for payment for the Debt Securities on an instalment basis, the particular terms and provisions of which will be described in the applicable Prospectus Supplement and set out in an instalment receipt and pledge agreement or similar agreement. Any such instalment receipt will evidence, among other things, (a) the fact that a first instalment payment has been made in respect of the Debt Securities represented thereby, and (b) the beneficial ownership of the Debt Securities represented by the instalment receipt, subject to a pledge of such Debt Securities securing the obligation to pay the balance outstanding under such Debt Securities on or prior to a certain date. A copy of any such instalment receipt and pledge agreement or similar agreement, once executed, will be filed by CAE with securities regulatory authorities after it has been entered into and will be available on CAE’s SEDAR profile at www.sedar.com.

The Company reserves the right to include in a Prospectus Supplement specific terms pertaining to the Debt Securities which are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities.

DESCRIPTION OF SHARE CAPITAL

General

The following sets forth the terms and provisions of the existing capital of the Company. The particular terms and provisions of the Equity Securities offered by a Prospectus Supplement and the extent to which these general terms and provisions apply will be described in such Prospectus Supplement. The authorized share capital of the Company consists of an unlimited number of Common Shares, of which 265,854,002 were issued and outstanding as at November 18, 2020, and an unlimited number of Preferred Shares, issuable in series, none of which were issued and outstanding as at November 18, 2020.

Common Shares

Holders of Common Shares are entitled to one vote per Common Share at meetings of shareholders, to receive dividends if, as and when declared by the board of directors of the Company and to receive pro rata the remaining property of the Company upon its liquidation, dissolution, winding-up or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, subject to the rights of any other shares having priority over the Common Shares.

Preferred Shares

The Preferred Shares of the Company may, at any time, and from time to time, be issued in one or more series. Subject to the Canada Business Corporations Act (the “CBCA”), the board of directors of the Company may, from time to time before issue, fix the number of shares in, the designation of, and determine the respective rights, privileges, restrictions and conditions attaching to each series of Preferred Shares, including, but without in any way limiting or restricting the generality of the foregoing:

(i)

provisions, if any, with respect to the rights of the holders of the shares of the series to receive notice of or to attend any meeting of the shareholders of the Company or to vote at any such meeting;

(ii)

the rate or amount of preferential dividends and whether or not they are cumulative or non-cumulative, the currency or currencies of payment, the date or dates from or on which such preferential dividends shall accrue or be payable;

(iii)

the rights of the Company, if any, to purchase or redeem the Preferred Shares of the series and the consideration therefor, premium (if any) and the terms and conditions of any such purchase or redemption;

(iv)	the conversion rights, if any;

(v)	the terms and conditions, if any, under which a series of the Preferred Shares shall or may be purchased by the Company; and

(vi)	the restrictions, if any, respecting payment of dividends on Common Shares or on any other shares ranking junior to the Preferred Shares;

the whole to be subject to the issue of a certificate and articles of amendment setting forth the designation of and the rights, privileges, restrictions and conditions attaching to such series of Preferred Shares.

The Preferred Shares of each series shall, with respect to the payment of dividends, be entitled to preference over the Common Shares and over any other shares of the Company ranking junior to the Preferred Shares.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of the assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of the Preferred Shares shall, before any amount shall be paid to or any property or assets of the Company distributed among the holders of the Common Shares or any other shares of the Company ranking junior to the Preferred Shares, be entitled to receive to the extent provided for with respect to each series: (a) an amount equal to the price at which such shares were issued, (b) such premium, if any, as has been provided for with respect to such series, (c) in the case of any series of Preferred Shares entitled to cumulative dividends, all unpaid cumulative dividends (which for such purpose shall be calculated as if such cumulative dividends were accruing from day to day for the period from the expiration of the last period for which cumulative dividends have been paid up to and including the date of distribution), and (d) in the case of any series of Preferred Shares entitled to non-cumulative dividends, all declared but unpaid dividends. After payment to the holder of Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Company.

The Preferred Shares of all series shall participate rateably in respect of the payment of accumulated dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary; provided however, that if such assets are not sufficient to pay in full the amount due on all the Preferred Shares, then such assets shall be distributed rateably as follows: (a) firstly to the payment of an amount equal to the price at which the Preferred Shares of each series were issued and the premium if any payable thereon; and (b) secondly if assets remain after the payment of all amounts to be paid pursuant to the foregoing paragraph (a), to the payment of accrued and unpaid cumulative dividends and declared but unpaid non-cumulative dividends owing on the Preferred Shares.

Except as otherwise provided in the provisions attaching to any Preferred Shares as a series, the holders of Preferred Shares shall not be entitled to receive any notice of or attend at any meeting of shareholders of the Company and shall not be entitled to vote at any such meeting. Holders of Preferred Shares shall not be entitled to vote separately as a class, nor shall the holders of any series of Preferred Share be entitled to vote separately as a series, in the case of an amendment to the articles of the Company referred to in paragraphs (a), (b) or (e) of subsection (1) of Section 176 of the CBCA as now existing.

Any approval to be given by the holders of Preferred Shares separately as a class or by the holders of a series thereof separately as a class, as the case may be, shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of at least two-thirds (2/3) of the outstanding Preferred Shares or the outstanding shares of such series, as the case may be, or by a resolution passed at a meeting of holders of Preferred Shares or such series, as the case may be, duly called and held, by the affirmative vote of not less than two-thirds (2/3) of the votes cast at such meeting. The formalities to be observed with respect to the giving of notice of any meeting of the holders of Preferred Shares or any series thereof, the conduct of such meeting and the quorum therefor shall be those prescribed in the by-laws of the Company with respect to the Preferred Shares or, in the absence thereof, the formalities prescribed in the by-laws of the Company for meetings of the holders of voting shares shall apply mutatis mutandis.

CAE Shareholder Protection Rights Plan

CAE is a party to the shareholder protection rights plan agreement (as amended and restated from time to time, the “Rights Plan”), initially adopted on March 7, 1990. On August 14, 2018, the holders of Common Shares approved a resolution to renew the Rights Plan, with amendments to reflect changes to the take-over bid regime adopted in May 2016 under Canadian securities legislation, as well as minor amendments to reflect current market practice. A copy of the Rights Plan is available electronically on SEDAR under CAE’s profile, which can be accessed at www.sedar.com.

DESCRIPTION OF WARRANTS

As of the date of this Prospectus, the Company has no Warrants outstanding. The Company may issue Warrants, separately or together, with Common Shares, Preferred Shares, Debt Securities, Share Purchase Contracts, Subscription Receipts or Units or any combination thereof, as the case may be. The Warrants would be issued under a separate Warrant agreement or indenture. The specific terms and provisions that will apply to any Warrants that may be offered by the Company pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Warrants offered;

•	the price or prices, if any, at which the Warrants will be issued;

•	the currency at which the Warrants will be offered and in which the exercise price under the Warrants may be payable;

•	upon exercise of the Warrant, the events or conditions under which the amount of Securities may be subject to adjustment;

•	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

•	if applicable, the identity of the Warrant agent;

•	whether the Warrants will be listed on any securities exchange;

•	whether the Warrants will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•

whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Warrants and the Securities to be issued upon exercise of the Warrants;

•	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Securities to be issued upon exercise of the Warrants; and

•	any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

The Company may issue share purchase contracts, including contracts obligating holders to purchase from the Company, and the Company to sell to the holders, a specified number of Equity Securities, at a future date or dates, or similar contracts issued on a “prepaid” basis (in each case, “Share Purchase Contracts”). As of the date of this Prospectus, the Company has no Share Purchase Contract outstanding. The price per Equity Security and the number of Equity Securities may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. The Share Purchase Contracts will require either the share purchase price be paid at the time the Share Purchase Contracts are issued or that payment be made at a specified future date. The Share Purchase Contracts may be issued separately or as part of Units, and may or may not serve as collateral for a holder’s obligations. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Share Purchase Contracts also may require the Company to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.

The applicable Prospectus Supplement will describe the terms of the Share Purchase Contracts. The description in the Prospectus Supplement will not necessarily be complete, and reference will be made to the Share Purchase Contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the Share Purchase Contracts. This description will include, where applicable:

•

whether the Share Purchase Contracts obligate the holder to purchase or sell, or both purchase and sell, Equity Securities and the nature and amount of those Equity Securities, or the method of determining those amounts;

•	whether the Share Purchase Contracts are to be prepaid or not or paid in installments;

•	any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied;

•	whether the Share Purchase Contracts are to be settled by delivery, or by reference or linkage to the value or performance of Equity Securities;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the Share Purchase Contracts;

•	the date or dates on which the sale or purchase must be made, if any;

•	whether such Share Purchase Contracts will be listed on any securities exchange;

•	whether the Share Purchase Contracts will be issued in fully registered or global form;

•	any rights, privileges, restrictions and conditions attaching to the Share Purchase Contracts; and

•	any other specific terms

Material United States and Canadian federal income tax considerations applicable to the holders of the Share Purchase Contracts will also be discussed in the applicable Prospectus Supplement.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

CAE may issue Subscription Receipts that entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Units or any combination thereof. The Subscription Receipts may be offered separately or together with other Securities, and Subscription Receipts sold with other Securities may be attached to or separate from the other Securities.

The Subscription Receipts will be issued under one or more subscription receipt agreements that CAE will enter into with one or more escrow agents. If underwriters or agents are involved in the sale of Subscription Receipts, one or more of such underwriters or agents may also be parties to the subscription receipt agreement governing those Subscription Receipts. The relevant subscription receipt agreement will establish the terms of the Subscription Receipts.

The particular terms and provisions of any Subscription Receipts offered by CAE, and the extent to which the general terms and provisions described in this section apply to those Subscription Receipts, will be set out in the applicable Prospectus Supplement. The Prospectus Supplement will include some or all of the following:

•	the number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•

the designation, number and terms, as applicable, of the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Units to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the anti-dilution provisions that will result in the adjustment of those numbers;

•

the release conditions that must be met in order for holders of Subscription Receipts to receive for no additional consideration, Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Units, as applicable;

•

the procedure for the issuance and delivery of Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Units, as applicable, to holders of Subscription Receipts upon satisfaction of the release conditions;

•

whether any payments will be made to holders of Subscription Receipts upon delivery of the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Units, as applicable, upon satisfaction of the release conditions;

•

the terms and conditions under which the escrow agent will hold in escrow all or a portion of the proceeds from the sale of the Subscription Receipts together with any interest income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the release conditions;

•

the terms and conditions under which the escrow agent will hold the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts or Units, as applicable, pending the satisfaction of the release conditions;

•	the terms and conditions under which the escrow agent will release all or a portion of the Escrowed Funds to CAE upon satisfaction of the release conditions;

•

if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the escrow agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

•

procedures for the refund by the escrow agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the release conditions are not satisfied;

•	any entitlement of CAE to purchase the Subscription Receipts in the open market by private agreement or otherwise;

•	whether CAE will issue the Subscription Receipts as global securities and, if so, who the depository will be;

•	provisions as to modification, amendment or variation of the subscription receipt agreement or any rights or terms attaching to the Subscription Receipts;

•	material Canadian federal income tax consequences and U.S. federal income tax consequences of owning Subscription Receipts; and

•	any other material terms, preferences, rights or limitations of, or restrictions on, the Subscription Receipts.

DESCRIPTION OF UNITS

As of the date of this Prospectus, the Company has no Units outstanding. The Company may issue Units, separately or together, with Equity Securities, Debt Securities, Warrants, Share Purchase Contracts or Subscription Receipts or any combination thereof, as the case may be. Each Unit would be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each applicable Security. The specific terms and provisions that will apply to any Units that may be offered by the Company pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Units offered;

•	the price or prices, if any, at which the Units will be issued;

•	the manner of determining the offering price(s);

•	the currency at which the Units will be offered;

•	the Securities comprising the Units;

•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•

whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Units or the Securities comprising the Units;

•	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

•

any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

RISK FACTORS

Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including the applicable Prospectus Supplement. Additional risk factors relating to a specific offering of Securities may be described in the applicable Prospectus Supplement. Some of the risk factors described herein and in the documents incorporated by reference herein, including the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, our business, financial condition, operating results and future prospects, and your investment in the Securities could be materially adversely affected. More information about the risks and uncertainties affecting CAE’s business can be found in the sections entitled “Business Risk and Uncertainty” and elsewhere in the Annual MD&A and in the Interim MD&A. Readers are cautioned that the risks described above are not necessarily the only ones the Company faces; additional risks and uncertainties that are presently unknown to the Company or that the Company may currently deem immaterial may adversely affect CAE’s business.

THE SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of the Company’s securityholders. The Prospectus Supplement that will be filed in connection with any offering of Securities by selling securityholders will include the following information:

•	the names of the selling securityholders;

•	the number or amount of Securities owned, controlled or directed by each selling securityholder;

•	the number or amount of Securities of the class being distributed for the account of each selling securityholder;

•

the number or amount of Securities of any class to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of the Company’s outstanding Securities;

•	whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; and

•	all other information that is required to be included in the applicable Prospectus Supplement.

PLAN OF DISTRIBUTION

The Company may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by the Company from time to time. The Company may distribute the Securities from time to time in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the times of sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSX, NYSE or other existing trading markets for the Securities. A description of such pricing will be disclosed in the applicable Prospectus Supplement. The Company may offer Securities in the same offering, or it may offer Securities in separate offerings.

This Prospectus may also, from time to time, relate to the offering of the Company’s Securities by certain selling securityholders. The selling securityholders may sell all or a portion of the Company’s Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. The Company’s Securities may be sold by the selling securityholders in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of the sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.

A Prospectus Supplement will describe the terms of each specific offering of Securities, including: (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the name or names of any selling securityholders; (iv) the purchase price of the Securities offered thereby and the proceeds to, and the portion of expenses borne by, the Company from the sale of such Securities; (v) any agents’ commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (vi) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.

If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.

The Securities may also be sold: (i) directly by the Company or the selling securityholders at such prices and upon such terms as agreed to; or (ii) through agents designated by the Company or the selling securityholders from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or selling securityholder to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any agent is acting on a “best efforts” basis for the period of its appointment.

The Company and/or the selling securityholders may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the selling securityholders to indemnification by the Company and/or the selling securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

The Company may authorize agents or underwriters to solicit offers by eligible institutions to purchase Securities from the Company at the public offering price set forth in the applicable Prospectus Supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commissions payable for solicitation of these contracts will be set forth in the applicable Prospectus Supplement.

Each class or series of Preferred Shares, Debt Securities, Subscription Receipts, Warrants, Share Purchase Contracts and Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Warrants, Subscription Receipts, Share Purchase Contracts or Units will not be listed on any securities or stock exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Debt Securities, Warrants, Subscription Receipts, Share Purchase Contracts or Units may be sold and purchasers may not be able to resell Preferred Shares, Debt Securities, Warrants, Subscription Receipts, Share Purchase Contracts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Debt Securities, Warrants, Subscription Receipts, Share Purchase Contracts or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Preferred Shares, Debt Securities, Warrants, Subscription Receipts, Share Purchase Contracts or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Preferred Shares, Debt Securities, Warrants, Subscription Receipts, Share Purchase Contracts or Units or as to the liquidity of the trading market, if any, for the Preferred Shares, Debt Securities, Warrants, Subscription Receipts, Share Purchase Contracts or Units.

In connection with any offering of Securities, other than an “at-the-market distribution”, unless otherwise specified in a Prospectus Supplement, underwriters or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of Securities offered at levels other than those which might otherwise prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter or dealer involved in an “at-the-market” offering, as defined under applicable

Canadian securities laws, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer may enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under the applicable Prospectus Supplement, including selling an aggregate number or principal amount of Securities that would result in the underwriter or dealer creating an over-allocation position in the Securities.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. RESIDENTS

The applicable Prospectus Supplement may describe certain material U.S. federal income tax consequences to an investor acquiring any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

LEGAL MATTERS

Certain legal matters in connection with any offering hereunder will be passed upon by Norton Rose Fulbright Canada LLP, Montreal, Québec and by Norton Rose Fulbright US LLP, Houston, Texas for the Company.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The independent registered public accounting firm of the Company is PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, located at 1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Québec, Canada H3B 4Y1. PricewaterhouseCoopers LLP has confirmed that it is independent of the Company within the meaning of the Code of Ethics of Chartered Professional Accountants (Québec).

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal office in the City of Toronto, Ontario.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Certain of the Company’s directors, namely Margaret S. Billson, Marianne Harrison, General David G. Perkins, USA (Ret.) and Andrew J. Stevens, reside outside of Canada. Each such director has appointed CAE Inc. at 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada H4T 1G6 as their agent for service of process. Purchasers are advised that it may not be possible for them to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with or furnished to the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of PricewaterhouseCoopers LLP; the form of indenture relating to the Debt Securities; and powers of attorney from directors and officers of the Company. The Form F-X of the Company has also been separately filed with the SEC.